Exhibit 99.1

SIERRA METALS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2017

DATED: MARCH 22, 2018

Corporate Office:

79 Wellington Street West, Suite 2100

Toronto, Ontario

M5K 1H1

Table of Contents

Corporate structure	4

General development of the business	5

Description of the business	10

Material Mineral Properties	17

Updated Mineral Resource and Mineral Reserve Information	51

Risk Factors	54

Dividends	64

Description of Capital Structure	65

Market for Securities	65

Escrowed Securities	66

Directors and Officers	66

Legal Proceedings and Regulatory Actions	71

Transfer Agents and Registrars	72

Material Contracts	72

Additional Information	73

ANNUAL INFORMATION FORM DATED MARCH 22, 2018

SIERRA METALS INC. (“Sierra”, “Sierra Metals” or the “Company”)

PRELIMINARY NOTES

Effective Date of Information

The date of this Annual Information Form (the “AIF”) is March 22, 2018. Except as otherwise indicated, the information contained herein is as at December 31, 2017.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Sierra Metals. The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile.

Document	Effective Date/ Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR Website
NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru (the “Yauricocha Technical Report”)	July 31, 2017	November 10, 2017	Technical Report
NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico (the “Bolivar Technical Report”)	February 28, 2017	April 19, 2017	Technical Report
Amended NI 43-101 Technical Report on Resources, Cusi Mine, Mexico (the “Cusi Technical Report”)	August 31, 2017	February 12, 2018	Technical Report

Cautionary Statement – Forward Looking Information

This AIF contains “forward looking information” within the meaning of Canadian securities laws related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to: future production of silver, gold, lead, copper and zinc (collectively, the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha mine in Yauyos Province, Peru (the “Yauricocha Mine”), the Bolivar mine in Chihuahua, Mexico (the “Bolivar Mine”) and the Cusihuiriachic property in Chihuahua, Mexico (the “Cusi Mine”) and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; and credit risks.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors”. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Information

All currency references in this AIF are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars.

Corporate structure

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 11, 1996 under the corporate name “Line Islands Exploration Inc.” The articles were amended by a certificate of amendment dated December 9, 1999 changing the corporate name to “Dia Bras Exploration Inc.” The Company changed its name to “Sierra Metals Inc.” by a certificate of amendment dated December 5, 2012. On June 19, 2014, the Company’s articles were further amended to provide that meetings of shareholders may be held in (i) Canada, (ii) the United States of America or (iii) any city, municipality or other country in which the Company is doing business.

The registered principal office of Sierra Metals is located at 79 Wellington St W, Suite 2100, Toronto, Ontario, Canada M5K 1H1. The head office of the Company’s Mexican subsidiaries is located at Fernando de Borja No. 100, Col. San Felipe, Chihuahua, C.P. 31203, Mexico. The head office of the Company’s Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Peru.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of direct and indirect subsidiaries, as follows:

General development of the business

Three-Year History and Recent Developments

2015

Peru

On May 12, 2015, Sierra announced an updated NI 43-101 compliant reserve and resource estimate on the Yauricocha Property indicating total proven and probable mineral reserves for Yauricocha of 5,377,000 tonnes averaging 75.5 g/t silver, 1.41% lead, 0.80% copper, 2.34% zinc and 0.92 g/t gold, down from 6,394,000 tonnes at October 1, 2013, and total measured and indicated mineral resources, inclusive of mineral reserves, of 11,411,000 tonnes averaging 55.4 g/t silver, 0.85% lead, 0.83% copper, 1.73% zinc and 0.76 g/t gold, up from 6,139,000 tonnes at October 1, 2013.

For the twelve months ended December 31, 2015, Yauricocha processed an aggregate of 832,225 tonnes of material producing 1,791,056 oz. of silver, 5.6 million lb of copper, 39.4 million lb of lead, 42.1 million lb of zinc and 5,018 oz. of gold. At Yauricocha during 2015, the Company completed a total of 30,176m of diamond drilling including 15,681m of exploration drilling, 12,019m of infill drilling and 4,476m for dewatering.

Mexico

Bolivar

During March 2015, a new 115kw line from the Agua Caliente power substation was connected to the Piedras Verdes plant and was operational as the plant was running off of the 33kw line from the substation. The new line was designed to provide the power infrastructure for efficiency improvements, lower costs and open the possibility for further expansions at the plant.

For the twelve months ended December 31, 2015, Bolivar processed an aggregate of 830,447 tonnes of material producing 17.6 million lb of copper, 440,401 oz. of silver and 3,216 oz. of gold.

Cusi

During 2015, mine development on the Promontorio and Santa Eduwiges Mines managed to cross the transition zone of oxides-sulphides and enter the zone of sulphides. As is the case in the veins of the El Gallo, El Gallo Back, and some veins from Promontorio, were extended from level 6 to level 9 (70 m.), and also level 10.5 (30 m below level 9), with average head grades of 190g/t Ag, and 0.50% Pb.

Mine development drilling at Cusi during 2015 totaled 6,619 meters, of which 3,297 related to the Promontorio Mine and the remaining 3,266 m at the Santa Eduwiges Mine. Exploration drilling totaled 28,055 meters of which 4,892 meters were from surface and 23,163 meters within the mine in various different veins. The drill results demonstrated the presence of a district scale epithermal system with potential for additional discoveries of high grade silver and poly-metallic mineralization.

For the twelve months ended December 31, 2015, Cusi processed an aggregate of 202,033 tonnes of material producing 873,496 oz. of silver, 2,747 million lb of lead and 831 oz. of gold.

Financing and Corporate Activities

On August 10, 2015, Sierra announced the successful refinancing of the remaining $48.0 million due on the credit facility (the “Facility”) incurred in connection with the 2011 acquisition of its controlling interest in Sociedad Minera Corona S.A. (“Corona”) with Banco de Credito del Peru (“BCP”) effective August 7, 2015. The most significant amendments to the facility were as follows:

•	the remaining $48M due under the Facility was split into 2 tranches:

-	Tranche 1, in the amount of $24 million, has quarterly principal repayments of $1.25M beginning in November 2016 and ending in August 2020; and

-	Tranche 2, in the amount of $24 million, has no quarterly principal repayments and is to be repaid in full in August 2020;

•	one-year principal repayment grace period;

•	reduced interest rate equal to 3.65% plus three-month LIBOR vs previous rate of 4.15% plus three-month LIBOR; and

•	the term of the Facility was extended for 5 Years.

2016

Peru

On January 28, 2016, the Company announced the discovery of a new high-grade sulfide zone, referred to as the “Esperanza” zone, located 400 meters north of the Central Mine area, along strike from current mining activities. The Esperanza zone returned the thickest sulfide intercepts in the 60-year mining history at Yauricocha.

The Company announced the results of its continuing drill program at Esperanza which revealed that the zone is open on strike to the North, and at depth, and comes as part of an ongoing drill program at this high priority target at the Yauricocha Mine.

On August 4, 2016, the Company reported that exploration development and test stope programs from the Esperanza zone had provided material which began to be processed at the Chumpe plant.

Recent exploration development and test stope programs from the Esperanza zone provided 54,000 tonnes of material in 2016 which was processed at the Chumpe plant, located in the Lima District, Peru. The Company expects to process approximately 200,000 tonnes from the Esperanza zone during 2017.

On August 11, 2016, the Company announced the completion of an updated Mineral Reserve and Resource Estimate for the Yauricocha Mine which included a maiden Reserve and Resource Estimate for the recently discovered Esperanza Zone. See “Material Mineral Properties - Yauricocha Mine, Peru”.

On November 17, 2016, the Company announced the discovery of a new high grade sulfide zone referred to as the “Cuye – Mascota” zone, located 200 meters north of the central mine area along strike and adjacent to its current mining activities. The discovery resulted from ongoing diamond drill brownfield exploration programs testing priority targets at the Yauricocha Mine.

The Company successfully transitioned from the previously operating surface hoist to a new Hepburn double drum 1100 HP production hoist currently installed on the 720 level, where it will service the Mascota Shaft and increase skipping capacity by 30,000 MT per month.

Mexico

Mine development at Bolívar during Q4 2016 totaled 1,112 m. Most of these meters (746) were developed to prepare stopes for mine production. The remainder of the meters (366) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

During Q4 2016, at the Cusi property, mine development of the mineralized structures at Promontorio and Santa Eduwiges Mine totaled 1,304 meters, and 4,750 meters of infill drilling was carried out inside the Mine.

On February 12, 2016, the Company reported a positive outcome in the legal dispute between Polo & Ron Minerals and Dia Bras Exploration Inc. (the Company’s previous name) and Dia Bras Mexicana, a subsidiary of the Company that holds its Bolivar and Cusi properties in Mexico. The Second Federal Collegiate Court on Civil and Labor Matters of the Seventeenth circuit in the State of Chihuahua (the “Federal Court”) issued a new judgment that the Eighth Civil Court of the Judicial District of Morelos in Chihuahua and the Fifth Civil Hall of the Superior Court of Justice of the State of Chihuahua (the “State Courts”) lacked jurisdiction to rule on issues concerning mining title and that no previous rulings by the State Courts against the Company would stand.

Financing and Corporate Activities

On September 27, 2016, the Company’s shareholders voted in favour of a special resolution to amend the Company’s articles for the purpose of effecting a consolidation of the issued and outstanding common shares of the Company (“Common Shares”) on the basis of one post-consolidation Common Share for every two pre-consolidation Common Shares or such other consolidation ratio that the directors of the Company deem desirable. Such ratio is to be no greater than one post-consolidation Common Share for every five pre-consolidation Common Shares.

2017

Peru

On May 1, 2017, the Company announced the discovery of a new high-grade oxide zone, referred to as the Esperanza North zone, which is located between the Esperanza zone and Cachi-Cachi Mine at the Yauricocha Mine. The Company also announced drilling results demonstrating the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone, discovered in November 2016;

On October 26, 2017, the Company provided an updated Mineral Reserve Estimate for the Yauricocha Mine showing estimated Mineral Reserves of 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase over the previous reserve estimate.

On December 19, 2017, the Company announced drilling results demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha.

Mexico

On February 27, 2017, the Company announced the discovery of new high-grade silver intercepts occurring in the Santa Rosa de Lima complex located within the current Cusi Mine operational area. The discovery came as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016.

On March 6, 2017, the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico and continues to define high grade silver-gold and polymetallic mineralization within the La Sidra vein. The mineralized zone currently extends to over 500 meters in length and to 300 meters in depth and is still open along strike and down dip.

Drilling programs also continue at Bolivar West with future plans to drill Bolivar North West (skarn ore deposit area) to define high grade copper with coincident strong chargeability and within resistivity zones detected during a recently completed a 400 Hectare Titan 24 Induced Polarization (‘IP’) survey conducted by Quantec Geosciences of Toronto, Ontario.

On April 19, 2017, the Company filed an updated NI 43-101 compliant reserve and resource estimate on the Bolivar Mine in Mexico. The report provides support for total indicated mineral resources of 9,335,000 tonnes averaging 18.1 g/t silver, 0.90% copper and 0.30 g/t gold, 1.23% CuEq and total inferred mineral resources of 9,055,000 tonnes averaging 17.9 g/t silver, 0.86% copper and 0.33 g/t gold, 1.20% CuEq, and total probable mineral reserves of 4,327,000 tonnes averaging 17.5 g/t silver, 0.85% copper and 0.31g/t gold, 1.18% Cu Eq. The Company is currently finalizing another updated 43-101 Technical Report for the Bolivar Mine which is expected to be released during Q2 2018.

On September 5, 2017, the Company announced assay results from a definition drilling program at the Bolivar West zone, which is adjacent to the current operations at the Bolivar Mine. The exploration programs have identified skarn ore deposits in the form of mantos in the area extending for eight kilometers. The brownfield drilling program was designed with a target of increasing the grades being mined at the Bolivar Mine and defining further mineral resources.

On October 4, 2017, the Company announced the initial results of a drilling program designed to test the anomalies of the Titan 24 Geophysical Survey on the Bolivar Property. The Titan 24 survey was completed to follow up on geophysical, geological and geochemical anomalies identified. The Titan 24 Geophysical survey was carried out to assist in mapping the extent of the Mantos and structures containing copper and copper/zinc skarn mineralization for drill targeting in the immediate vicinity of the mine.

On December 29, 2017 the Company provided an updated Mineral Resource Estimate for the Cusi Mine. The updated Mineral Resource Estimate was the result of drilling programs completed between January 2014 and August 2017. The updated Mineral Resource Estimate disclosed the following:

•	Total Measured and Indicated Resources increased 129% to 4,557,000 tonnes from 1,990,000 tonnes previously reported; and Total Inferred Resources increased 36% to 1,633,000 tonnes from 1,200,000 tonnes previously reported;
•	Total Measured Mineral Resources of 362,000 tonnes averaging 225g/t silver, 0.55% lead, 0.68% zinc, 0.13 g/t gold for a total 268 g/t Ag Eq;
•	Total Indicated Mineral Resources of 4,195,000 tonnes averaging 217 g/t silver, 0.64% lead, 0.66% zinc, 0.21 g/t gold and 267 g/t AgEq; and
•	Total Inferred Mineral Resources of 1,633,000 tonnes averaging 158 g/t silver, 0.54% lead, 0.84% zinc, 0.16 g/t gold and 207 g/t AgEq.

Financing and Corporate Activities

Spin-Off of Cautivo Mining Inc.

On August 8, 2017, the Company completed the distribution of all of the common shares (“Cautivo Shares”) of its wholly-owned subsidiary, Cautivo Mining Inc. (“Cautivo”) and listing of the Cautivo Shares on the Canadian Securities Exchange. The Cautivo Shares were distributed to holders of the Company’s common shares of record as of 4:59 p.m. (Toronto time) on July 26, 2017 as a return of capital, reducing the Company’s shareholdings in Cautivo from 100% to nil.

Management Changes

On March 29, 2017, the Company announced that Mark Brennan tendered his resignation as President and Chief Executive Officer of the Company and on April 6, 2017, the Company announced the appointment of Mr. Gonzales as President and Chief Executive Officer, effective May 1, 2017.

U.S. Listing and ATM Offering

On May 18, 2017, the Company announced that it filed a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario, and a corresponding registration statement on Form F-10 (Registration No. 333-218076, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Registration Statement was declared effective by the SEC on July 7, 2017. Also on that date, the Company’s common shares were approved for listing on the NYSE American Stock Exchange (the “NYSE American”). The final shelf prospectus (the “Shelf Prospectus”) provides for offerings of up to C$75 million of common shares, warrants, units and subscription receipts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in a prospectus supplement.

On October 10, 2017, the Company announced that it entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc. (collectively, the “Agents”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agents, acting as agent and/or principal, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to US$55 million. Sales of Common Shares through the Agents, acting as agent, will be made through “at the market” issuances on the NYSE American at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. On October 10, 2017, the Company also filed a prospectus supplement to the Shelf Prospectus for its at the market offering pursuant to the Sales Agreement. No Common Shares will be offered or sold in Canada.

The Company intends to use the net proceeds of any offerings under the Sales Agreement for general corporate purposes, including debt repayment and/or capital requirements. In accordance with the Company’s Facility with BCP, at least 50% of the proceeds which may be receives from any such offering must be allocated to the mandatory prepayment of the amounts owing to BCP under such Facility. At the date of this AIF, the Company has not issued and sold any Common Shares pursuant to the Sales Agreement.

Description of the business

General

Summary

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. The Company plans to continue growing its production base through exploration investments within its properties. The Company has high returns on invested capital and strong cash flow generation as key priorities.

The Company has mining properties at several stages of development and manages its business on the basis of the geographical location of its mining projects. The Peruvian operation (Peru) includes the Yauricocha Mine and its near-mine concessions. The Mexican Operation (Mexico) includes the Bolivar and Cusi mines both located in the Chihuahua State, Mexico, their near-mine concessions and the Mexican exploration and early stage properties.

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company plans to focus on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company produces lead, copper and zinc concentrates from its polymetallic circuit; copper and lead oxide concentrates from the lead oxide circuit at its Yauricocha Mine in Peru; copper concentrates at its Bolivar Mine in Mexico; and a silver-lead concentrate at its Cusi Mine in Mexico. These concentrates are sold to international metal traders who in turn sell and deliver these products to different clients around the world.

The breakdown of revenue from metals payable by product for 2015, 2016 and 2017 is as follows:

By Revenue (%)	2015	2016	2017
Silver	27%	27%	15%
Copper	34%	28%	31%
Lead	19%	18%	14%
Zinc	16%	22%	38%
Gold	4%	5%	2%

Peru – Yauricocha Mine

Mining at Yauricocha is completed by various extraction methods, principally sublevel caving and overhand cut and fill stoping. Ore is transported via underground rail to the on-site Chumpe mill for processing. The Chumpe mill processes ores produced by Yauricocha using crushing, grinding and flotation. Three types of ore are processed: polymetallic, copper and lead oxide. These ore types are processed in two separate milling circuits; the polymetallic circuit treats polymetallic and copper ores and the lead oxide circuit treats the lead oxide ores.

Mexico – Bolivar Mine

At the Bolivar Mine, mining is done by room-and-pillar and sublevel stoping methods. Extracted ore is trucked 5 kilometers to the Company’s Piedras Verdes mill, which is a conventional flotation processing plant.

Mexico – Cusi Mine

Mining at the Company’s Cusi Mine is completed by cut and fill method. Mined development rock is trucked 37 km via flat, paved roads to the Company’s Malpaso mill, which is a conventional flotation processing plant. The plant has two circuits: 1) the Triunfo circuit rated at 500-600 tpd depending on the work index of the rock being processed; and 2) the Malpaso circuit rated at 250-350 tpd, again depending on the work index.

Exploration Properties

Of the several exploration properties in Mexico held by the Company, two have had work done by the Company and are considered properties of merit: Bacerac and Batopilas. The others, such as Arechuyvo and Maguarchic, have not had work performed on them because they are considered to be of lower priority for allocation of resources such as personnel and funds.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environmental issues, permitting, social issues, and accounting. The Company has adequate employees with experience in these specialized areas to meet its current needs.

Competitive Conditions

The mining and exploration industry is competitive in all aspects. The Company competes with other mining companies, many of whom have greater financial resources, operational experience or technical capabilities than Sierra, in connection with the acquisition of properties producing, or capable of producing, precious metals. In addition, the Company also competes for the recruitment and retention of qualified employees and consultants.

Changes to Contracts

The Company does not anticipate that its business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Metal Price Volatility

The profitability of the Company’s operations may be significantly affected by changes in the market price of the precious and base metals that it produces. The economics of producing precious and base metals are affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of the precious and base metals. Depending on the price of precious and base metals that it produces, the Company may determine that it is impractical to commence or continue commercial production. The price of precious and base metals fluctuates widely and is affected by numerous industry factors beyond the Company’s control, such as the demand for precious and base metals, forward selling by producers and central bank sales and purchases of precious and base metals. The price of gold and silver is also affected by macro-economic factors, such as expectations for inflation, interest rates, the world supply of mineral commodities, the stability of currency exchange rates and global or regional political and economic situations. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of precious and base metals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Any significant drop in the price of precious and base metals adversely impacts the Company’s revenues, profitability and cash flows. In addition, sustained low gold price may:

•	reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at prevailing prices;

•	cause the cessation or deferral of new mining projects;

•	decrease the amount of capital available for exploration activities;

•	reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or

•	cause the write-off of an asset whose value is impaired by low metal prices.

There can be no assurance that the price of precious and base metals will remain stable or that such prices will be at a level that will prove feasible to begin development of its properties, or commence or continue commercial production, as applicable.

Environmental Protection

The Company is currently in material compliance with all applicable environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2017 were not material.

Employees

As at December 31, 2017, the Company and its subsidiaries had 690 employees in Peru, 665 employees in Mexico, and 7 employees in Canada.

Social or Environmental Policies

The Company has built strong relationships with the communities in which it operates and is committed to complying in all material respects with all environmental laws and regulations applicable to its activities.

Foreign Operations

Doing Business in Peru

Peru is a democratic republic governed by an elected government which is headed by a president who serves for a five-year term. Pedro Pablo Kuczynski is the current president of Peru.

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land rights are distinct from the mining concessions. The government retains ownership of mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mines in Peru have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register and the Ministry of Energy and Mines. The only exception to this rule is that foreigners cannot acquire or possess mining concessions within 50 kilometers of the border, unless an exception based on public necessity or national interest is granted by the President of Peru by means of a Supreme Decree.

The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products. Pursuant to environmental laws applicable to the mining sector, holders of mining activities are required to file and obtain approval for an Environmental Impact Assessment, which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and Oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following main permits are generally needed for a project: Start-Up Authorization; Certificate for the Inexistence of Archaeological Remains (CIRA); Environmental Impact Assessment (EIA); Mine Closure Plan; Beneficiation Concession; ; Water Usage Permits and Rights over surface lands .

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The current corporate income tax rate is 29.5%.

In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, the current dividend tax rate of 5% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies.

As of 2004, holders of mining concessions are required to pay the government a Mining Royalty as consideration for the exploitation of metallic and non-metallic minerals. Payment of mining royalties shall be completed on a quarterly basis and is calculated based on the greater of either: (a) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit; and (b) 1% of the company’s net sales, in each case during the applicable quarter. The royalty rate applicable to the company’s profit is based on its operating profit margin according to a statutory scale of rates that range between 1% and 12%. Mining royalty payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

The Special Mining Tax (“SMT”) is a tax imposed in parallel with the Modified Mining Royalty described above. The SMT is applied on operating margin profit based on a sliding scale, with progressive marginal rates ranging from 2.0% to 8.4%. The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating margin profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession. SMT payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

Doing Business in Mexico

Mexico is a federal presidential representative democratic republic, where the President is both head of state and head of government. The current government of Mexico is guided by the 1917 constitution. The President is the head of the executive branch, the commander-in-chief of the armed forces and also the head of state. The President of Mexico is elected by an absolute majority of the federal entities. Mexico’s President is elected for six years and cannot be re-elected. The President is mandated to appoint and dismiss cabinet ministers and nearly all other officials of the executive.

The mining industry in Mexico is controlled by the Secretaría de Economía – Dirección General de Minas which is located and administered from Mexico City. In Mexico, mining activities include extraction activities independent from petroleum, natural gas and radioactive minerals, and certain non-metallic minerals such as construction and ornament materials, some of which are not subject to the mining legislation. In addition to the extraction activities, mining, smelting and refining activities are also considered as part of the mining industry, which are jointly known as mining-metallurgic activities. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican law (which could be wholly owned by foreign investors). The construction of processing plants requires further governmental approvals (e.g. local and municipal permits).

In Mexico, surface land rights are distinct from the mining concessions. The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which shall be granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining and that the assignee is qualified to hold a concession (i.e. a Mexican national or a Mexican company incorporated under Mexican law having mining activities as its main corporate purpose). Securities can be imposed to mining concessions. The instrument formalizing the corresponding security shall be also registered before the Mining Public Registry.

Concessionaires must perform work each year that begins within ninety days of the concession being granted. Concessionaires must file proof of the work performed each May. Non-compliance with these requirements is cause for cancellation only after the authority communicates in writing to the concessionaire any such default, granting the concessionaire a specified time frame in which to remedy the default.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined below.

Three different fees or royalties applicable to the mining activity in Mexico exist as per the Federal Fees Law (LFD). Such fees are as follows:

•	Special mining fee:

This fee shall be calculated at a 7.5% rate over the positive difference resulting from subtracting the deductions allowed in the Mexican Income Tax Law (MITL) from the income resulting from the revenue of the mining activity.

However, for the purposes of calculating the basis of this fee, the LFD does not allow to take into account several expenses that may be incurred by the mining taxpayers. Such expenses involve investments not related to mining prospecting and exploration, as well as tax losses not yet amortized and incurred in previous fiscal years.

Mining concessionaires and assignees shall be exempted from the payment of this fee exclusively for the use, enjoyment, or exploitation of coal gas deposits.

•	Additional mining fee

This fee shall be incurred based on the maximum rate of the mining fee set forth in Article 263 of the LFD per concession’s hectare. Usually, this fee is nominal.

•	Extraordinary mining fee

This fee shall be calculated at a 0.5% rate over the income resulting from the sale of gold, silver, and platinum, without any deduction.

Control over Subsidiaries

Corporate Governance

The Company has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board of Directors of the Company (the “Board”), and implemented by the Company's senior management. The relevant features of these systems are set forth below.

The Company’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over, the operations of its subsidiaries. The Company, as the ultimate shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Company’s management team is responsible for monitoring the activities of the subsidiaries.

The Company, directly or indirectly, controls the appointments of all of the directors and senior officers of its subsidiaries. The directors of the Company’s subsidiaries are ultimately accountable to the Company as the shareholder appointing him or her, and the Board and senior management of the Company. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of the Company or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

Strategic Direction

While the mining operations of each of the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Internal Control Over Financial Reporting

The Company prepares its consolidated financial statements on an annual basis in accordance with IFRS as issued by the International Accounting Standards Board and on a quarterly basis in accordance with IFRS as applicable to interim financial reports including International Accounting Standard 34, Interim Financial Reporting. This requires financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the relevant reporting framework and securities laws.

The responsibilities of the of the Board include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

Regional Experience

The directors and executive officers of the Company have significant experience conducting business in Peru and/or Mexico, including (i) international corporate finance and mergers and acquisitions experience in Peru and/or Mexico, (ii) planning, supervising and managing experience with mining operations in Peru and/or Mexico, (iii) executive officers and/or directors with experience with other publicly-listed mining companies with operations in Peru and/or Mexico, and (iv) visiting the Company’s projects in Peru and Mexico on a regular basis. Further, Alberto Arias (Director), Dionisio Romero (Director), Jose Vizquerra Benavides (Director), Igor Gonzales (Chief Executive Officer), Gordon Babcock (Chief Operating Officer), Ed Guimaraes (Chief Financial Officer), Alonso Lujan (Vice President, Exploration) and Andrew Dunlop (Corporate Controller) are all either fluent or proficient in Spanish.

Material Mineral Properties

The Company has three material projects described below. To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s material mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties and to incorporate by reference each such technical report into this AIF.

Yauricocha Mine, Peru

The Company owns 81.84% of Corona, which in turn owns 100% of the Yauricocha Mine.

The following is the summary section of the report (the “Yauricocha Technical Report”) entitled “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” dated July 31, 2017 prepared by Qualified Persons, Matthew Hastings (MSc Geology, MAusIMM), Shannon L. Rheaume (BASc Mining and Mineral Processing, PEng), Jeff Osborn (BEng Mining, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM) and John Tinucci (PhD, PE) of SRK Consulting (U.S.), Inc. (“SRK”). The full text of the Yauricocha Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Yauricocha Technical Report.

“1	Summary

This report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report on Resources and Reserves (Technical Report) for Sierra Metals Inc. (Sierra Metals), previously known as Dia Bras Exploration, Inc., on the Yauricocha Mine (Yauricocha or Project), which is located in the eastern part of the Department of Lima, Peru. The purpose of this report is to present the Mineral Resource and Reserve estimates, and economic evaluation for the Project.

1.1	Property Description and Ownership

The Yauricocha Mine is located in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105⁰ S and 75.7219⁰ W. It is geographically in the high zone of the eastern Andean Cordillera, and within one of the major sources of the River Cañete, which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl (Gustavson, 2015).

The current operation is an underground polymetallic sulfide and oxide operation, providing material for the nearby Chumpe process facility. The mine has been operating continuously under Sociedad Minera Corona S.A. (SMCSA or Minera Corona) ownership since 2002, and has operated historically since 1948. Sierra Metals, Inc. purchased 82% of SMCSA in 2011.

1.2	Geology and Mineralization

The Yauricocha Mine features a number of mineralized bodies, which have been emplaced along structural trends, with the mineralization itself related to replacement of limestones by hydrothermal fluids related to nearby intrusions. The mineralization varies widely in morphology, from large, relatively wide, tabular manto-style deposits to narrow, sub-vertical chimneys. The mineralization features economic grades of Ag, Cu, Pb and Zn, with local Au to a lesser degree. The majority of the deposits are related to the regional high-angle NW-trending Yauricocha fault or the NE trending and less well-defined Cachi-Cachi structural trend. The mineralization generally presents as polymetallic sulfides, but is locally oxidized to significant depths or relate to more Cu-rich bodies.

1.3	Status of Exploration, Development and Operations

The Yauricocha Mine is concurrently undertaking exploration, development and operations. Exploration is ongoing near the mine, and is supported predominantly by drilling and exploration drifting. Development of new or current mining areas is underway, and will continue for the foreseeable future. The mine is also currently producing multiple types of concentrate from several underground mine areas.

1.4	Mineral Processing and Metallurgical Testing

Yauricocha is consistently producing commercial quality copper concentrate, zinc concentrate, and lead concentrate. The lead concentrate produced in the oxide plant, because of its small tonnage and/or lower grades is blended in the plant with the one produced from the polymetallic circuit to generate a lead concentrate of commercial quality. Table 0-1 shows results for the 2017 January to September period.

Table 0-1: Yauricocha Metallurgical Performance, January to September 2017

			Concentrate Grade					Recovery (%)
			Au	Ag	Pb	Cu	Zn
Processing Circuit	Stream	Tonnes	(g/t)	(Oz/ton)	(%)	(%)	(%)	Au	Ag	Pb	Cu	Zn
	Fresh Ore	726,254	0.55	2.1	1.6	0.6	3.9	100.0	100.0	100.0	100.0	100.0
	Cu Concentrate	11,198	2.97	31.0	2.6	27.2	7.3	8.4	23.0	2.5	66.2	2.9
Polymetallic	Pb Concentrate	17,525	1.77	37.6	57.4	2.3	5.4	7.8	43.7	87.4	8.8	3.3
	Zn Concentrate	49,222	0.43	3.4	0.9	1.3	51.4	5.3	11.0	3.8	14.3	89.5

	Fresh Ore	6,669	0.20	6.1	4.5	0.2	5.8	100.0	100.0	100.0	100.0	100.0
	Pb Concentrate	109	2.16	67.9	33.9	5.5	16.3	17.9	18.1	12.3	53.5	4.6
	Pb Oxide Concentrate	233	0.65	37.6	53.1	0.9	3.3	14.1	26.1	46.7	38.4	2.1
Oxide	Fresh Ore	21,715	0.30	1.4	1.3	5.3	3.8	100.0	100.0	100.0	100.0	100.0
	Cu Oxide Concentrate	2,872	0.83	3.4	3.0	21.8	4.8	36.9	32.4	30.0	53.8	17.0
	Fresh Ore	2,632	0.34	2.2	0.9	1.4	2.2	100.0	100.0	100.0	100.0	100.0
	Cu Concentrate	148	0.89	17.8	9.2	19.9	20.6	14.9	45.7	56.2	79.2	53.5

Source: SRK, 2017

Silver is preferably recovered with the lead concentrates, that when combined, account for approximately 43% of the total silver recovered at Yauricocha. Copper concentrate recovers approximately 23% of the silver, and zinc concentrate recovers 10%. The overall silver recovery at Yauricocha totaled 76% during the first nine months of 2017.

Yauricocha’s metallurgical laboratory has been testing samples from multiple sources, including polymetallic material from Esperanza, Cuerpo Contacto Occidental, from Mina Mario among others. In most of the cases the metallurgical test’s results show good amenability to conventional processing and potential to achieve commercial quality concentrates. Some samples show arsenic presence, while others achieve lower concentrate grades because their high oxides content. In all the cases the laboratory personnel are continuously investigating improved process conditions for the new sources.

1.5	Mineral Resource Estimate

The understanding of the geology and mineralization at Yauricocha is based on a combination of geologic mapping, drilling and development sampling that guides the ongoing mine design. SRK has reviewed the methods and procedures for these data collection methods and notes that they are generally reasonable and consistent with industry best practice. The validation and verification of data and information supporting the Mineral Resource estimation has historically been deficient, but strong efforts are being made to modernize and validate the historic information using current, aggressive quality assurance/quality control (QA/QC) methods and more modern practices for drilling and sampling. SRK notes that the majority of the remaining resources in areas such as Mina Central and Cachi-Cachi are supported by modern data validation and QA/QC, and that new areas like Esperanza feature extensive QA/QC and third-party analysis.

SRK notes that the geological modeling procedures currently implemented by the Yauricocha geologists are significantly different than that used in previous years, and are now based on implicit modeling through Aranz’s Leapfrog® Geo 3D geology modeling software. This is consistent with industry best practice, and SRK notes that there are significant advances in the detail and extent of geological modeling for the majority of the orebodies. Of particular note for 2017 is the improvement in the ability to model various ore types, some of which were previously excluded from reporting. The distinction between oxide/sulfide, polymetallic/copper/Pb/Ag is complex, and can be more readily modeled with the application of new implicit modeling tools.

The procedures and methods supporting the Mineral Resource estimation have been developed in conjunction with Minera Corona geological personnel. The resource estimations presented herein have been conducted by SRK as independent consultants using supporting data generated by the site. In general, the geologic models are defined by the site geologists using manual and implicit 3D modeling techniques, and are based on information from drilling and development. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drilling and channel samples, applying industry-standard estimation methodology. Mineral Resources estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

The July 31, 2017 consolidated audited Mineral Resource statement for the Yauricocha Mine is presented in Table 0-1. The detailed and individual tables for the Yauricocha areas are presented in Section 14 of the Yauricocha Technical Report.

Table 0-1: Consolidated Yauricocha Mine Mineral Resource Statement as of July 31, 2017 – SRK Consulting (U.S.), Inc. (1) (2) (3)

Class	Tonnes (kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Density
Measured	3,094	69.97	0.79	1.72	1.23	3.20	3.74
Indicated	10,112	59.91	0.60	1.46	0.83	2.67	3.80
Measured + Indicated	13,206	62.26	0.65	1.52	0.92	2.79	3.79
Inferred	6,632	43.05	0.55	1.19	0.47	2.16	3.71

(1)	Mineral Resources are reported inclusive of ore reserves. Mineral Resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral Resources are reported at unit value cut-off grades (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

* Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable and dependent on mineralization style and orebody type.

(3)	The unit value CoG’s for the Yauricocha Mine are variable and dependent on mining method and process/recovery costs, which vary between US$41 and US$48.

1.6	Mineral Reserve Estimate

The Mineral Reserve Statement presented herein has been prepared for public disclosure.

The Mineral Reserves are estimated in conformity with CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2003) and are classified according to CIM Standard Definition for Mineral Resources and Mineral Reserves (May 2014) guidelines. The Mineral Reserve Statement is reported in accordance with NI 43-101.

The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

SRK notes that the reserve estimation procedures currently implemented by the Yauricocha mine planning personnel are different than that used in previous years and are consistent with industry best practice. The reserve estimation is now based on stope designs using the geology block models and stope optimization software, Mineable Shape Optimizer (MSO). The development design and schedule are based on the mine design tools in the Studio 5DPTM and scheduling software EPSTM.

The Yauricocha Mineral Reserve Estimate is comprised of the Proven and Probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas. The July 31, 2017 consolidated Mineral Reserve Statement for the Yauricocha Mine is presented in Table 0-2. The detailed and individual tables for the Yauricocha mining areas are presented in Section 15 of the Yauricocha Technical Report.

Table 0-2: Yauricocha Mine Consolidated Mineral Reserve Statement as of July 31, 2017– SRK Consulting (U.S.), Inc. (1) (2) (3) (4) (5) (6)

Area	Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	1,836	46.62	0.64	1.08	0.84	2.59	2752.2	37.7	19,805.7	15,347.9	47,630.5
Total	Probable	7,081	48.75	0.49	1.23	0.75	2.38	11100.0	111.9	86,955.1	53,222.4	168,869.1
	P+P	8,917	48.32	0.52	1.20	0.77	2.43	13852.1	149.6	106,760.8	68,570.3	216,499.6

(1)	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.
(3)	Mineral Reserves are reported at unit value CoG’s based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), and variable grade adjustments*** made to the resource model.

* Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

*** Grade adjustment factors are based on historical mine to mill reconciliation, and are variable by mining area.

(4)	The mining costs are based on historical actual costs and are variable by mining method.
(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.
(6)	The unit value CoG’s are variable by mining area and proposed mining method. The economic CoG ranges from US$56 to US$63.

1.7	Mining Methods

1.7.1	Mining

The primary mining method at Yauricocha is sub-level caving supplemented by a minor amount of overhand cut and fill. The mine production areas are grouped into six mining areas: Mina Central, Esperanza, Mascota, Cuye, Cachi-Cachi, and Cuerpos Pequenos.

Polymetallic sulfide ore accounts for more than 99% of the material mined at Yauricocha. Material classified as lead oxide can also be encountered, but is a minor component of the overall tonnages in the reserves estimate.

The mine is accessed by two shafts, Central Shaft and Mascota Shaft, or the Túnel Klepetko (Klepetko Tunnel). Ore and waste is transported via Klepetko Tunnel at 720 level (elevation 4,165 masl) which runs east-northeast from the mine towards the mill and concentrator.

Mine production at Yauricocha is currently an average of 3,100 t/d with planned annual production of 1.08 million tonnes per year (Mt/y).

The Yauricocha Shaft is under construction which will provide access down to 1370 level and is expected to be in production mid-year 2020. Additionally, the Yauricocha Tunnel project, expected to be completed for use July 2018, will provide additional flexibility for hauling material to the Chumpe Mill.

1.7.2	Geotechnical

Geotechnical investigations have been conducted at the Yauricocha Mine to prepare a geotechnical model of ground conditions. The investigations involved preparing a major fault model, rock mass model, rock mass strength model, rock mass characterization, granular material (ore) classifications; underground traverse mapping, core logging, laboratory tests, shafts inspections, subsidence studies, preparation of a geotechnical database, and the implementation of a data collection process. SRK has confirmed that these activities comply with international standards and industry best practices.

The Yauricocha geotechnical model prepared by SRK in conjunction with Yauricocha (SRK, 2015) has been updated and no significant changes on the rock mass conditions have been reported by the mine staff.

The geotechnical model includes a major fault model, rock mass model, rock mass strength model, rock mass characterization, and granular material (ore) classifications. The geotechnical data was obtained from underground traverse mapping, core logging, laboratory tests, shafts inspections, and outcrop mapping. SRK’s geotechnical QP has reviewed and confirmed that the activities and data collected comply with international standards and industry best practices.

Mudflows are encountered at Yauricocha. At present, lower mined levels where mudflows are occurring are at the 820 level or an elevation of 4,040 to 4,057 masl (Antacaca and Catas ore bodies) and the 870 level or an elevation of 4,010 to 4,093 masl (Rosaura and Antacaca Sur ore bodies). All of the recorded mudflows have been located within ore bodies near the contact with the Jumasha limestone and the adjacent granodiorite and Celendín formation.

In SRK’s opinion the amount and quality of data is adequate for supporting the current mine design.

Subsidence analyses has demonstrated a reasonable understanding of mechanisms leading to the observed underground and surface subsidence and cracking disturbance.

The current understanding of mudflow conditions is sufficient to support the drawpoint design adjustments implemented by Yauricocha, mucking operations, and dewatering programs.

SRK did not have access to the 2017 updated geotechnical database and relies on the information described by the mine personnel, who indicate that no significant geotechnical changes have been observed since July 2016.

Even though SRK endorses the current mine deigns, Sierra Metals needs to conduct further investigations to determine the effect of the current as-built excavations on the stability of the future mine excavations. SRK recommends that Sierra Metals conduct numerical simulations to determine the optimal mining sequence to reduce the mine induced stresses effect on the new mine stability areas to guarantee successful mining plan.

1.7.3	Hydrogeology

Hydrogeological work has been conducted at the mine by GeoLogic (2014), Hydro-Geo Consultores (2010) and Geoservice Ingenieria (2008). This work has focused on characterizing the regional surface and groundwater regimes as influenced by the mining operations. Data has been collected on levels, from pump tests, tracer tests and surface water weirs. The drainage program is on-going in Mina Central with local programs in Cachi-Cachi.

The interpretation of groundwater data provides an understanding of primarily regional groundwater response to mining. SRK has not had the opportunity to review this data because the information is still being gathered and a groundwater model is being evaluated. Integration of both the geotechnical and hydrogeology models will be conducted once the hydrogeology model is completed.

Dewatering of the immediate hangingwall has improved inflow conditions at drawpoints. Continued dewatering will help to improve stability of the rock mass near the drawpoints. The drainage galleries appear to be effective, but additional drain holes will be required to remove water from the immediate hangingwall intrusives as mining progresses to depth.

1.8	Recovery Methods

Yauricocha’s conventional processing plant consists of two parallel processing lines, one for polymetallic sulfide ore, and one for oxide ore. Each circuit’s unit processes include a crushing stage, grinding, multi-stage differential flotation, and thickening and filtration.

The polymetallic circuit has a nominal capacity of 2,500 t/d, and during the 2017 January to September period the polymetallic circuit operated on average at 2,653 t/d. The oxide circuit has a nominal capacity of 600 t/d, and is currently underutilized due to supply shortage of oxide minerals. The oxide circuit’s average throughput during 2017 is approximately 113 t/d.

Approximately 11% of the fresh feed is recovered into concentrates. During the 2017 January to September period the concentrate production totaled 81,306 t of which 49,222 t was zinc concentrate, 14,217 t was copper concentrate, and the combined lead concentrate totaled 17,867 t (Table 0-3). All concentrates are trucked off site.

Table 0-3: Yauricocha Ore Processing and Concentrate Production for 2017 January to September

Processing Circuit	Stream	Tonnes	Throughput t/d (@365d/y)
	Fresh Ore	726,254	2,653
	Cu Concentrate	11,198	41
Polymetallic	Pb Concentrate	17,525	64
	Zn Concentrate	49,222	180

	Fresh Ore	6,669	24.36
	Pb Concentrate	109	0.40
	Pb Oxide Concentrate	233	0.85
Oxide	Fresh Ore	21,715	79.33
	Cu Oxide Concentrate	2,872	10.49
	Fresh Ore	2,632	9.61
	Cu Concentrate	148	0.54

Source: SRK 2017

1.9	Project Infrastructure

The Project is a mature producing mine and mill, with all required infrastructure in place and functional. The Project has highway access with two routes to support Project needs with the regional capital Huancayo (population 340,000) within 100 km. Personnel travel by bus to the site and live in one of the four camps (capacity approximately 2,000 people). There are currently approximately 1,700 personnel on-site with approximately 500 being employees and 1,200 being contractors.

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, tailings storage facility (TSF), and support facilities. The processing facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF. The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, powder and primer magazines, underground shops, and diesel and lubrications storage. The support facilities include four camps where personnel live while on-site, a laboratory, change houses and showers, cafeterias, school, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

The site has existing water systems to manage water needs on-site. Water is sourced from Ococha Lagoon, Cachi-Cachi underground mine, and recycle/overflow water from the TSF, depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. 12.75 MVA is the current load with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. The power system is being expanded to approximately 20 MVA in 2018. A compressed air system is used underground with an additional 149 KW compressor system being added in 2018 and diesel is used in the diesel equipment on-site and in the 895 kW backup generator.

The site has permitted systems for handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has capacity for 11 months at the current production levels. The TSF will be expanded with another lift in 2018 to provide another three years of capacity. The three additional stages, including the 2018 lift, will provide the Project with approximately nine years of additional capacity. An on-site industrial landfill is used to dispose of the Project solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper, and it is recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plant, and at the camp entrances.

Logistics to the site are primarily by truck with the five primary concentrate products being shipped by 30 to 40 t trucks to other customer locations in Peru. Materials and supplies needed for Project operation are procured in Lima and delivered by truck.

1.10	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a current capacity of 3,000 t/d. These permits include operating licenses, mining and process concessions, capacity extension permits, exploration permits and their extensions, water use license, discharge permits, sanitary treatment plants permit, and environmental management instruments among others, as well as a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

SMCSA’s only principal environmental management tool is the Environmental Adjustment and Management Plan (PAMA) of the Yauricocha Production Unit (Centromin, 1997), which has the category of an environmental certification similar as an environmental impact assessment.

SMCSA has updated its environmental baseline and adjusted its monitoring program by its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., ITS approved by Directorial Resolution N° 242-2015-MINEM-DGAAM).

If seeking any expansion, it is likely that a detailed environmental and social impact assessment for the Accumulación Yauricocha Unit will have to be prepared in coordination with SENACE (Peruvian national service for environmental certification). Closure Plan costs are presented in

Table 0-4.

Table 0-4: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.10	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	6,088,956.27	10,909,401.31	1,152,253.15	18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

1.11	Capital and Operating Costs

Based on average mining/processing rate of 2,587 t/d and a maximum rate of 3,288 t/d, the Yauricocha reserves should support the project until the end of the first quarter of 2026. The yearly capital expenditure for each of the main areas is summarized in Table 0-5.

Table 0-5: Capital Summary (US$000’s)

Description	Total	2018	2019	2020	2021	2022	2023
Mine Development	13,203	1,683	3,840	3,840	3,840	0	0
Equipment Sustaining	20,324	4,794	3,806	3,806	3,806	1,806	2,306
Concentrator Plant	3,046	546	500	500	500	500	500
Tailings Dam	7,498	2,046	0	2,958	0	2,494	0
Pumping System	4,500	500	800	800	800	800	800
Mine Camp	2,840	2,540	60	60	60	60	60
Cross cuts (Esperanza 1070 lv)	2,350	2,350	0	0	0	0	0
Ventilation	2,200	1,800	80	80	80	80	80
Environmental	1,188	188	200	200	200	200	200
Other	1,134	1,134	0	0	0	0	0
Yauricocha Tunnel	2,913	2,913	0	0	0	0	0
Yauricocha Shaft	28,491	11,517	12,961	4,013	0	0	0
Total Capital	$89,688	$32,012	$22,247	$16,257	$9,286	$5,940	$3,946

Source: Sierra Metals, 2017

The Project’s operating costs were estimated using a first principles approach and are based on current site-specific data.

Table 0-6 and Table 0-7 present the summary of total operating costs and the summary of unit operating costs.

Table 0-6: Operating Cost Summary (US$000’s)

Area	Total	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	356,159	53,898	50,691	45,482	45,982	48,707	46,664	32,363	18,994	13,377
Plant	87,403	10,411	10,411	10,411	11,568	11,568	11,568	8,023	6,110	7,332
G&A	31,269	4,235	4,235	4,235	4,235	4,235	4,235	2,956	1,656	1,244
Total	31,269	68,544	65,338	60,128	61,785	64,511	62,468	43,342	26,761	21,953

Source: Sierra Metals, 2017

Table 0-7: Unit Operating Cost Summary (US$/t)

Area	Average	2018	2019	2020	2021	2022	2023	2024	2025	2026
Mine	41.91	49.91	46.94	42.11	38.32	40.59	38.89	38.64	40.48	37.95
Plant	10.28	9.64	9.64	9.64	9.64	9.64	9.64	9.58	13.02	20.80
G&A	3.68	3.92	3.92	3.92	3.53	3.53	3.53	3.53	3.53	3.53
Total	55.87	63.47	60.50	55.67	51.49	53.76	52.06	51.75	57.04	62.28

Source: Sierra Metals, 2017

1.12	Economic Analysis

Yauricocha is a polymetallic mine that produces and sells lead, zinc and copper concentrates. Zinc is the biggest contributor to the project revenue and corresponds to approximately 39% of value. Copper is considered a secondary co-product to zinc, corresponding to 38% of the revenue. Lead, silver and gold are considered by-products of the operation and each contribute 10%, 12% and 1%, respectively, to the mine’s revenue.

Figure 0-1 presents a graphical representation of each metals contribution to the Project’s revenue.

The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report.

Figure 0-1: Metal Contribution to Revenue

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK is of the opinion that the exploration at Yauricocha is being conducted in a reasonable manner and is supported by an extensive history of discovery and development. Recent exploration success at Esperanza, Cuye, and other areas will continue to develop in the near term and SRK notes that other areas near the current mining operation remain prospective for additional exploration, and that these will be prioritized based on the needs and objectives of the Yauricocha Mine.

The current QA/QC program is aggressive and should be providing increased confidence in the quality of the analytical data. Unfortunately, the results of the standards submitted to both ALS and the Chumpe laboratories continue to show significant failures which could be related to a number of factors that may be out of the control of the laboratory.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices, but that there are opportunities to improve this going forward. For example, the current management of the “database” is effectively maintained through a series of individual Excel files, which is not consistent with industry best practice. Modern best practices generally feature a unified database software with all of the information compiled and stored in one place, with methods and procedures in place to verify the data and prevent tampering.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices, and that material changes have been made in the practices of sampling and downhole deviation measurement which improve confidence in the new drilling.

The procedures used for estimating the Mineral Resources at the mine (i.e. Minera Corona) are in development and are far more advanced than previous years. SRK noted some unusual approaches with the sample selection criteria and search distances that yielded reasonable results but that could be refined. For example, the sample selection criteria were locally very restrictive and search distances very limited, and could be improved through more detailed geostatistical analysis. Regardless, SRK’s review and validation of the Minera Corona models found them to be reasonable approximations of the input data and supported by the mine’s excellent understanding of the geology.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

1.13.2	Mineral Processing and Metallurgical Testing

SRK is the opinion that Yauricocha’s operations is reasonably well operated, and shows flexibility to treat multiples ore sources. The metallurgical performance, i.e., metal recovery and concentrate grade have been consistent throughout the period evaluated allowing them to produce commercial quality copper concentrate, copper concentrate, and zinc concentrate.

The spare capacity in their oxide circuit is an opportunity to source material from third-party mines located in the vicinity. The presence of arsenic is being well managed by blending ores in order to control the arsenic’s concentration in final concentrates. Gold deportment seems an opportunity that Yauricocha may want to investigate, particularly by evaluating gravity concentration in the grinding stage, or alternatively in the final tails, or both.

1.13.3	Mineral Reserve Estimation and Mining Methods

The Yauricocha Mine is a producing operation with a long production history. SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the expected mill feed for the Yauricocha deposit. Mine planning personnel are working to improve planning processes and execution of mine plans.

SRK recommends the following:

•	Mine to mill reconciliation efforts should continue in order to verify the modifying factors used to convert resources to reserves.

•	The Yauricocha Shaft project should be monitored closely in order to ensure timely access to reserves below 1070 level.

•	A consolidated 3D life-of-mine (LoM) design be completed to improve communication of the LoM plan, infill drilling requirements, and general mine planning and execution.

•	The reserves LoM plan that was generated for this update should be maintained and used by Yauricocha to provide the medium and short-term mine production forecasts.

•	The mine planning group should work to generate a Yauricocha LoM plan that includes Inferred resource material.

•	Documentation be developed in the form of a mine planning guideline to formally document the mine planning procedures that are undertaken by the Yauricocha mine planning personnel. The documentation should identify the steps involved in reserve estimation and could be in the form of a guideline booklet, presentation slide summary, or simple flowchart.

•	A study be conducted to determine if modifying the orientation of the sub-level cave drawpoints to parallel to the strike of the orebody could result in reduced development.

1.13.4	Geotechnical

SRK’s geotechnical recommendations are:

•	Yauricocha should continue collecting geotechnical data from the mine excavation and the exploration drill holes;

•	Initiate a stress measurement campaign;

•	Continue implementing short-term and long-term dewatering plan;

•	Examine the effect of the current mine layout on the future-planned excavations and mining units;

•	Update the subsidence model (SRK, 2015); and

•	Examine the current mine sequence and simulate the optimal mine sequence to reduce the risk of losing ore reserves due to unexpected instabilities, subsidence effects on the ore extraction shafts and/or unexpected mudflows.

1.13.5	Recovery Methods

Yauricocha operates a conventional processing plant that has been subject to continuous improvements during the last 18 months, including a crushing stage for the oxide circuit and installation of multiple flotation cells in the polymetallic circuit to improve recovery and deportment of metals.

SRK would recommend that Yauricocha improve the process control by installing instrumentation, particularly in the grinding-classification circuit, more specifically install density control to the ball mill and hydrocyclone classification systems, as well as continuous particle size monitoring of the grinding product. These improvements will allow the plant to reduce electrical energy consumption and ultimately initiate a continuous improvement of the flotation performance.

1.13.6	Project Infrastructure

SRK recommends continued diligence on construction of the Stage 5 facility due to only having 11 months of storage remaining in the Stage 4 facility currently being utilized.

1.13.7	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a capacity of 3,000 t/d.

SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

SMCSA only principal environmental management tool is the Environmental Adjustment and Management Program (PAMA), which has the category of an environmental certification similar as an environmental impact assessment. Its modifications have been awarded by three Supporting Technical Report (ITS, Informe Técnico Sustentatorio). Recently, SMCSA applied to the environmental certification agency SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017). Hence that this study will have to fulfill the SENACE procedures of admissibility to be admitted, evaluated and approved.

Note that an important gap prevails with reference to the environmental and social impact assessments with regards to the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014).

SMCSA also has a closure plan, which has been updated by three amendments.

Table 0-8 through Table 0-10 summarize the results of the updated cost analysis, the annual investment plan and annual calendar for guarantee payment.

Table 0-8: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.10	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5,160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	$6,088,956.27	$10,909,401.31	$1,152,253.15	$18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 0-9: Closure Plan – Summary of Investment per Year (US$)

Year	Annual Investment	Totals	Closure Stage
2016	25,647.60
2017	976,708.10
2018	941,514.60
2019	997,143.24	5,160,132.43	Progressive
2020	1,184,381.80
2021	567,310.54
2022	467,425.51
2023	3,724,908.73
2024	5,520,346.51	9,245,255.35	Final
2025	278,995.92
2026	278,995.92
2027	139,497.96	976,485.72	Post
2028	139,497.96
2029	139,497.96
Total	15,381,873.50	15,381,873.50

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 0-10: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Note: The amount includes tax (VAT, 18%)

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC.

SRK has the following recommendations for the environmental and social studies and permitting at Yauricocha:

•	It is likely that the Accumulación Yauricocha Unit will have to present a detailed environmental and social impact assessment in coordination with SENACE in accordance with the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014) if seeking any expansion or modification. This includes preparing a number of studies, according to the terms of reference published by SENACE, such as social impact assessment including a social, economic, cultural and anthropological population baseline, hydrogeological pollutant transport model for short-, medium- and long-term scenarios, air quality and contaminant distribution assessment, archaeological survey report as for the certificate of nonexistence of archaeological remains (CIRA, certificado de inexistencia de restos arqueologicos), mitigation or compensation measures as applicable, among others. These studies, if well performed, will help to give a better understanding of the environmental and social implications of the mine site.

1.13.8	Economic Analysis and Costs

Yauricocha is a polymetallic mine that produces and sells lead, zinc and copper concentrates. Zinc is the biggest contributor to the project revenue and corresponds to approximately 39% of value. Copper is considered a secondary co-product to zinc, corresponding to 38% of the revenue. Lead, silver and gold are considered by-products of the operation and each contribute 10%, 12% and 1%, respectively, to the mine’s revenue. The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report.

Mine development quantities and costs used in the valuation were built up from site-specific averages from recent production. The development costs associated with the reserves are only those required to produce the reserves, it is expected that the project will continue to develop new resources and more development will be required in later years, this would result in an increase in mining costs, instead of the decrease projected in the assessment. It is recommended that these higher costs are also considered when evaluating this asset.

Development cost estimates were included in the mining operating costs. SRK recommends that development costs are prepared on a per meter basis combined with a schedule for operational meters of development. This method will ensure that all the development costs are accounted for and transparent.

The valuation contained herein did not consider the impact of an eventual closure of the operation. It is SRK’s understanding that there is the potential to extend the mine life further than what is currently supported by reserves. SRK recommends that Sierra Metals include closure liability and asset retirement obligations associated with the project in the future evaluations.”

Update to the Yauricocha Capex included in the recently published NI 43-101 Technical Report

The technical report filed on SEDAR on November 10, 2017 noted the inclusion in reserves of 9M tonnes. As indicated in the report, during the years 2018, 2019 and 2020, capital expenditures would have amounted to approximately $70 million, and this estimate had the shaft sinking down to the 1400 level.

Management has revised some of the estimated capex, and the related activity program for the expenditures was reduced to 2 years from the 3-year timeline set out in the November 2017 technical report.

The capital expenditures included in the technical report has been reduced by $18M, to $52M (capex expected to be spent in 2018 is $28M). This reduction resulted in the elimination of 130 meters of shaft sinking, the elimination of the proposed 1370 level station, and the elimination of the 1400 level loading and spill pocket. This program does not compromise the ability to access the 9M tonnes of reserves delineated in the technical report. This revised capex estimate reflects the necessary capital required to mine the existing 9M tonnes of reserves included in the technical report.

Bolivar Mine, Mexico

The Company owns 100% of the Bolivar Mine.

The following is a Summary of the Bolivar Technical Report dated April 6, 2017 prepared by Qualified Persons, Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), John Tinucci (PhD, PE) and Mark Willow, MSc, CEM, SME-RM, of SRK. All tables, figures and sections referred to in this section entitled “Bolivar Mine, Mexico” are set forth in the Bolivar Report. The full text of the Bolivar Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Bolivar Report.

“1	Summary

The purpose of the Bolivar Technical Report was to present an update on Resources and Reserves for the Company by SRK on the Bolivar Mine, Mexico. The Bolivar Mine is an operating mine that has been in commercial production since late 2011. The Bolivar Technical Report was prepared in accordance with NI 43-101.

1.1	Property Description and Ownership

The Bolivar property is owned by Sierra Metals, formerly known as Dia Bras Exploration, Inc., through subsidiary companies Dia Bras Mexicana S.A. de C.V. and EXMIN S.A. de C.V. (collectively “Dia Bras”). The property consists of 14 mineral concessions (approximately 6,800 ha) in the northern Mexican state of Chihuahua. The property is located in the Piedras Verdes mining district, 400 km south by road from the city of Chihuahua (population 4.8 million as of 2010) and roughly 10 km southwest of the town of Urique (population 1,102 as of 2010). The property includes the Bolivar Mine, a historic Cu-Zn skarn deposit that has been actively mined by Dia Bras since November 2011, as well as a processing plant, which is situated approximately 5.1 km by road from the mine.

1.2	Geology and Mineralization

The Bolivar deposit is a Cu-Zn skarn and is one of many precious and base metal deposits of the Sierra Madre belt, which trends north-northwest across the states of Chihuahua, Durango and Sonora in northwestern Mexico (Meinert, 2007). The deposit is located within the Guerrero composite terrane, which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The Guerrero terrane, proposed to have accreted to the margin of nuclear Mexico in the Late Cretaceous, consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

The Piedras Verdes district is made up of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds. Cu-Zn skarn mineralization is located in carbonate rocks adjacent to the Piedras Verde granodiorite. Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the bulk of the mineralization: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization. In both cases, the highest grades are developed where structures and associated breccia zones cross these favorable horizons near skarn-marble contacts.

1.3	Status of Exploration, Development and Operations

The Bolivar Mine is currently an operational project. In 2016, Bolivar processed 950,000 tonnes of ore producing 17.1 million lb Cu, 398,00 oz Ag, and 2,900 oz Au grading 1.00% Cu, 16.7 g/t Ag, and 0.19 g/t Au. Recovery rates were at 82% Cu, 78% Ag, and 51% Au. The mined material is transported 5 km to 3,000 t/d Piedras Verdes Mill.

1.4	Mineral Processing and Metallurgical Testing

Various development and test mining has occurred at the Bolivar mine under Dia Bras ownership since 2005. Prior to late 2011, no processing facilities were available on site, and the ore was trucked to Cusi’s Malpaso mill located 270 km by road. Bolivar’s Piedras Verdes processing facilities started operating in October 2011 at 1,000 tonnes per day of nominal throughput. The ore processing capacity was expanded to 2,000 tonnes per day in mid-2013. The current nominal throughput capacity is 3,000 tonnes per day. Bolivar facilities include a metallurgical laboratory at site. Sampling and testing of samples are executed on an as-needed basis.

1.5	Mineral Resource Estimate

Mineral Resource Estimations have been conducted by Matthew Hastings of SRK, a Qualified Person under NI 43-101, using Maptek Vulcan™ and Leapfrog Geo™ software.

SRK has worked with Dia Bras personnel to develop the geology models, grade estimations, and reporting criteria for mineral resources at Bolivar. Geology models were developed by Dia Bras and were modified and reviewed by SRK. In all, there are seventeen individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the estimation. Although the majority of the estimated resource is supported by drilling, limited channel samples support the estimation near the mined portions of the deposit. The block models were created by SRK, and have been estimated using a combination of inverse distance and ordinary kriging methods. The mineral resources have been estimated and classified in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

SRK is of the opinion that the Mineral Resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Bolivar Mine.

The September 30, 2016, consolidated Mineral Resource statement for the Bolivar Mine area is presented in Table 0-11. These resources are stated in undeveloped areas of the deposits as well as within remaining surveyed pillars in the existing mined out areas. The pillar resources are reported using a lower COG to reflect the fact that they have been exposed through previous mining.

Table 0-11: Consolidated Bolivar Mineral Resource Estimate as of September 30, 2016– SRK Consulting (U.S.), Inc.

	Tonnes	Ag	Au	Cu	Ag	Au	Cu
Category	(000's)	(g/t)	(g/t)	(%)	(koz)	(koz)	(t)
Indicated	9,335	18.1	0.30	0.90	5,440	91	83,885
Inferred	9,055	17.9	0.33	0.86	5,200	97	77,830

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold and silver assays were capped where appropriate.

(2) Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$13.59/t), processing costs (US$10.00/t), and general and administrative costs (US$3.40/t).

(3) The metal value cut-off grade for the unmined portions of the Bolivar Mine is US$27 and is US$20 for the remaining vertical pillars in the mined areas. The mineral resources within the remaining vertical pillars comprise less than 1% of the Indicated Mineral Resources. No mineral resources are reported for the remaining crown or sill pillars.

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

The resources were estimated by SRK. Matthew Hastings, M.Sc, P.Geo, MAusIMM #314693 of SRK, a Qualified Person, performed the resource calculations for Bolivar.

1.6	Mineral Reserve Estimate

Bolivar is a currently operating underground mine with production history under Dia Bras ownership of more than five years. A copper concentrate is produced containing payable copper, silver and minor amounts of payable gold. Various underground development activities, test mining, and smaller scale milling has taken place under Dia Bras ownership since the early to 2000s.

The procedures and methods supporting the mineral reserve estimation have been developed by SRK in conjunction with Dia Bras mine planning personnel. The reserve estimations presented herein have been conducted by independent consultants using supporting data generated by the site. In general each mining area is evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Mineral Reserves estimated by the independent consultants are categorized in a manner consistent with industry best practice. Data and information supporting the mining recovery, mining dilution, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges have been provided by Dia Bras and reviewed by SRK. These factors are used to calculate an NSR for the blocks in the models. Historic and expected direct and indirect mining, processing and general and administrative costs were provided by Dia Bras. To be considered economic, the NSR value of the mining block must be greater than the economic cutoff. Blocks below the economic cutoff but above the marginal cutoff are, in some cases, included in the reserve where they are in between or immediately adjacent to an economic block and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access or blocks that do not pay for the required development, have been excluded. Only material classified as Measured and Indicated Resources contribute to the grade values in a mining block. Material inside the mine design and not classified as Measured or Indicated is assumed to have 0 grade. Mined out areas were provided by Dia Bras personnel, and represent development and production up to September 30, 2016.

Mineral Reserve Estimations have been conducted by Jon Larson of SRK, a Qualified Person under NI 43-101, using Maptek Vulcan™ and Minemax iGantt software. The consolidated mineral reserve statement for the Bolivar Mine is presented in Table 0-12.

Table 0-12: Consolidated Bolivar Mineral Reserve Estimate as of September 30, 2016 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Proven	-	-	-	-	-	-	-
Probable	4,327	17.5	0.31	0.85	2,441	44	36,586
P+P	4,327	17.5	0.31	0.85	2,441	44	36,586
(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	Ore reserves are reported at NSR cut-offs (CoG) based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of NSR are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

(3)	The NSR CoG is variable by mining method:
•	US$30.50 = Room and Pillar; and
•	US$32.50 = Longhole Stoping.
(4)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model:
•	Mining recovery applied is 85%.
•	Mining dilution (internal and external), applied with a zero grade, ranges from 12% to 36% and averages 16%

Source: SRK, 2017

The reserves estimated herein are contained in El Gallo Inferior, and zones called Chimenea 1, Chimenea 2, Bolivar West, and Bolivar Northwest. The El Gallo Superior and Bolivar areas are considered mined out, though mineralized material remains in pillars. Any remaining pillar tonnes have not been included in the reserves at this time. The production schedule associated with this reserves estimate results in mining until July 2021 at an average production of approximately 2,500 ore t/day.

1.7	Mining Methods

Ore production at Bolivar is primarily by means of underground room and pillar mining. Ore is processed at the Piedras Verdes mill located south of the mine. Mining has occurred in several mostly shallow dipping zones in the immediate Bolivar area including Bolivar, El Gallo Superior, El Gallo Superior Magnetita, and El Gallo Inferior.

Areas where room and pillar mining occurs are divided into levels measuring approximately 16 m high. Each 16m level is further divided into sublevels of approximately 4 m. A ramp is driven and access to the middle sublevel is established in the footwall, and the initial cut in ore is developed at this middle sublevel. The roof is then drilled, blasted and mucked. The third cut is mined down to the lower sublevel floor. Ramps in ore are established whenever possible to minimize the mining of waste. The remaining 4 m of material is left as a sill pillar.

Chimenea 1, Chimenea 2 and the steeply dipping areas of Bolivar West are suitable for mining using longhole stoping techniques. Longhole stoping can provide for higher production and better recovery of the ore than the room and pillar method. However, there are currently limited zones in the Bolivar area where this mining method is applicable, and mining using this method accounts for approximately 8% of the reserves stated herein. The site has some past experience using longhole techniques in the Chimenea areas.

Current production is from the El Gallo Inferior body. January through September 2016 ore production reported by the mine averaged 2,440 t/day, and ore delivered to Piedras Verdes was 2,460 t/day. Ore is hauled to the surface using one of several adits or declines accessing the orebodies and dumped onto small pads outside the portals. The ore is then loaded into rigid frame over-the-road trucks, typically 18 tonne capacity, and hauled on a gravel and dirt road approximately 5.1 km south to the Piedras Verdes mill.

1.8	Recovery Methods

Dia Bras operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Flotation tails are disposed of in a conventional tailings facility. Ore feed during year 2016 reached a total of 950,398 tonnes, equivalent to an average of 79,200 tonnes per month, or 2,600 tonnes per day. During 2016, production of copper concentrate has consistently ranged between approximately 2,000 and 2,700 tonnes per month, equivalent to roughly a 2.9% mass pull. The monthly average has consistently reached commercial quality with copper at 27% and credit metals averaging 369 g/t silver and 2.19 g/t gold in 2016. Metal recovery for copper, silver, and gold averaged 81.8%, 78.1% and 52.1%, respectively.

1.9	Project Infrastructure

The Project has fully developed infrastructure including access roads, a man-camp capable of supporting 385 persons that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility, and water storage reservoir and water tanks.

The site has fully developed and functioning electric power from the Mexican power grid, backup diesel generators and heating from site propane tanks.

The Project has developed waste handling and storage facilities. The site has minimal waste rock requirements but does have a small permitted area to dispose of waste rock. The tailings management plan at the Bolivar mine includes placement of tails in a number of locations in and around the Tailings Storage Facility (TSF) that has been in operation since late 2011. The current TSF has five locations to store tailings (TSF1-5). The site will develop an expansion TSF to the west of the existing facilities for future tailings.

Tailings consisting of approximately 40% solids will be placed in conventional tailings storage facilities until June 2017. The site is installing an additional thickener and filter presses to allow additional water recovery. Thickened tails (60% solids) will be placed from June 2017 to February 2018. After the filter presses are constructed dry-stack tails will be placed after February 2018.

The main TSF will be utilized until mid-2019. A new dry-stack TSF (New TSF) to be located just to the west of the existing facility will be utilized after mid-2019 and has an expected life through 2023.

SRK notes that Dia Bras has allocated US$6.1 million in 2017 for the thickener, filter presses, and TSF expansion civil works.

The overall Project infrastructure is built out and functioning and adequate for the purpose of the planned mine and mill. SRK notes that the current tailings facility will need to be expanded to support the continued operation of the processing plant.

1.10	Environmental Studies and Permitting

SRK’s environmental QP did not conduct a site visit of the Bolivar Mine. As such, the following information is predicated on a review of limited data and documentation provided by the site and direct communications with legal representatives for the operator.

The current tailings disposal facility has capacity until mid-2019. Dia Bras intends to build additional tailings capacity concurrent with mine operations. The expansion will require additional permitting effort. Dia Bras intends to build additional tailings capacity concurrent with mine operations. The expansion of the existing tailings facility will require additional permitting effort.

Geochemical characterization results for 2014 and 2015, provided to SRK, indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton), however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained. SRK has not conducted an investigation as to the current status of all the required permits. At this time, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

In 2009, SEMARNAT agreed that an environmental impact assessment for the Bolivar Mine was not necessary since the area has been under exploration and exploitation since 1979, but that Dia Bras was still subject to the applicable environmental regulations. However, in the event that modifications to the existing operation were proposed, SEMARNAT would need to be consulted to determine the appropriate procedures for authorization.

In 2015, an authorization for the Unique Environmental License (Licencia Ambiental Unica [LAU]) was granted by SEMARNAT to EXMIN in order to carry out mineral processing and other metallurgical activities (beneficiation) at the Bolivar mill site. The document establishes the environmental obligations to be met by the company.

In 2014, the enforcement branch of SEMARNAT, PROFEPA, conducted an inspection of several streams and arroyos near the EXMIN property (Bolivar Mine). SRK understands from the documentation provided that tailings from the beneficiation plant had spilled into these drainages during heavy rains in 2013. According to EXMIN, the cleanup was performed over a period of several months, and any residual testing showed that the materials in the streams met with Mexican norms. No further action appears to have been ordered.

In February 2017, Treviño Asociados Consultores presented to Dia Bras, S.A. de C.V. a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine. The closure costs were estimated to be MX$9,259,318 (~US$453,888). SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

1.11	Capital and Operating Costs

Using an average mining rate of 2,985 t/d and a processing rate of 2,450 t/d, the Bolivar reserves should support the project until July 2021.

The yearly capital expenditure by area is summarized in Table 0-13.

Table 0-13: Capital Cost Summary

Description	Total ($000s)	2016 ($000s)	2017 ($000s)	2018 ($000s)	2019 ($000s)	2020 ($000s)	2021 ($000s)	2022 ($000s)
Mine Development	10,221	193	1,989	4,440	2,602	983	14	0
Vent Raises	2,659	0	308	1,278	1,073	0	0	0
Equipment Sustaining	14,699	0	5,515	5,732	3,254	173	25	0
Geological Exploration	11,442	0	3,223	2,444	1,680	2,005	2,090	0
Plant Sustaining	866	0	866	0	0	0	0	0
TSF Sustaining	6,376	0	5,276	514	586	0	0	0
Closure	453	0	0	0	0	0	0	453
Total Capital	$45,162	$193	$17,177	$14,407	$9,195	$3,161	$2,129	$453

Source: SRK, 2017

The basis of the operating cost estimate is a first principles approach based on site specific data. Dia Bras’ technical team provided SRK with historic costs on a monthly basis, which was used to derive future costs.

Table 0-14 and Table 0-15 show a summary of total operating costs and unit operating costs.

Table 0-14: Operating Cost Summary

Area	Total ($000s)	2016 ($000s)	2017 ($000s)	2018 ($000s)	2019 ($000s)	2020 ($000s)	2021 ($000s)
Mine	58,812	3,101	12,435	12,684	13,246	13,146	4,200
Plant	43,277	2,282	9,151	9,334	9,747	9,674	3,090
G&A	14,729	777	3,114	3,177	3,317	3,292	1,052
Total	$116,817	$6,159	$24,700	$25,194	$26,311	$26,112	$8,342

Source: SRK, 2017

Table 0-15: Unit Operating Cost Summary

Area	LoM ($000s)	Average ($/t)
Mine	58,812	13.59
Plant	43,277	10.00
G&A	14,729	3.40
Total	$116,817	$26.99

Source: SRK, 2017

1.12	Economic Analysis

The reserves stated in this report support a profitable operation under the cost and market assumptions discussed in this report and indicate a free cash flow of US$10.4 million and a present value of US$7.1 million based on a discount rate of 8%.

Economic projections of the base case metal prices scenario indicate that the project’s present value and cumulative free cash flow will be negative in 2017 and 2018 and recover in 2019. The project’s present value will be negative between 2017 and 2019 and recover in 2020. This is related to two factors. The first is the high intensity of capital expenditure projected for these two years, and the second is a small dip in the copper production for 2018. The breakeven copper price for Bolivar is US$2.2425/lb; SRK notes the current spot price is around approximately US$2.65/lb and a price of US$2.43 was used in this economic analysis.

The current scenario presents Dia Bras with two years of relatively significant capital financing requirements considering the estimated reserves. SRK recommends that the company should conduct the studies described herein to:

•	Evaluate a pillar recovery program;

•	Revise the mining method; and

•	Utilize tailings as backfill.

The potential improvements may allow the operation to revise its production schedule, revise the capital expenditure schedule, and allow prioritization of further geological study and exploration to identify resources and reserves that will support a more favorable LoM plan.

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK has the following conclusions regarding the exploration efforts and potential for the Bolivar and La Sidra areas.

•	Several areas within the Bolivar Mine would benefit from additional drilling, as the current spacing is insufficient to adequately define the continuity of mineralization for prospective mining. Areas that would benefit from additional drilling to improve confidence in the estimation include Bolivar NW, Bolivar W, and Increíble/Step Out.

•	Other areas such as extensions of El Gallo Inferior and the Chimeneas orebodies are close to existing mining operations and would benefit from additional drilling to expand known resources.

•	SRK notes that areas such as Bolivar W, Step-Out, and Increíble would all benefit from better positioning of drill stations, as some of the drilling orientations in the current database are getting very near to the same strike and dip as the mineralized bodies themselves.

SRK is of the opinion that the Mineral Resource Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated Mineral Resources is sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to certain deficiencies regarding the data supporting the Mineral Resource Estimate.

These deficiencies include:

•	The lack of a historic QA/QC program, which has only been supported by a recent resampling and modern QA/QC program for a limited number of holes. Measured resources generally are supported by high resolution drilling or sampling data that feature consistently implemented and monitored QA/QC.

•	The lack of consistently-implemented down-hole surveys in the historic drilling. Observations from the survey data which has been done to date show potential for significant deviations from planned orientations as well as local down-hole deviations that may influence the exact position of mineralized intervals.

•	The lack of industry-standard asbuilt data delineating mined out areas. SRK utilized multiple data types to define the mined areas, and notes that none of them include well-defined 3D solids with measurable volumes. SRK has constructed 3-D solids by combining AutoCAD level plan survey lines, points, and as built triangulations and generated distance buffers (3 m) to obtain volumes in areas that have been mined. There is still uncertainty associated with this practice, but SRK notes that this is likely balanced by the conservative nature of distance buffer approach, which may actually flag some material that is to be mined in the near term as having been previously mined.

1.13.2	Mining and Reserves

Recent production data was used as a primary source of information to validate or derive, as necessary, the relevant modifying factors used to convert Mineral Resources into Mineral Reserves. SRK is of the opinion that the Mineral Reserve Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral reserves is sufficient for declaration of Probable classifications of reserves.

The production schedule associated with this reserve estimate results in mining until July 2021 at an average production of approximately 2,500 ore t/day. The tailings storage facility will need to be expanded. Dia Bras is planning to install an additional thickener and filter presses and move to a dry stack method of tailings handling and storage. As a result, the overall tailings handling system will evolve over the next twelve months. Dia Bras has budgeted capital for these activities and is working with a number of external contractors to complete the various phases of the overall management plan. Delays in these projects could impact the overall mine plan by delaying the processing of ore at Piedras Verdes beyond 2017.

SRK has the following recommendations regarding mining and reserves at Bolivar:

•	The planning of infill drilling and mine planning should emphasize the conversion of resources into reserves inventory especially for the mid- and long-range planning horizons;

•	Use updated 3D mine survey data and improved processes to:

•	Regularly perform stope-by-stope planned to actual reconciliations, for both grade and tonnage mined, to continually validate the mining recovery and dilution assumptions; and

•	Develop an estimate of the tonnes and grade remaining in pillars;

•	Initiate a mining methods trade-off study to plan for the safe extraction of pillars and identify possible improvements to the mining methods used. This study should also include the analysis of utilizing tailings as backfill in the mine;

•	Develop and annually update a 3D life-of-mine (LoM) design and schedule; and

•	Develop and implement a whole-of-mine ventilation plan in order to implement and maintain a forced ventilation system over the life of the mine.

1.13.3	Recovery Methods

SRK notes a high level of month-to-month variability for both tonnes and head grade input to processing. Better integration between geology, mine planning and processing can significantly reduce this variability. Additional work is also needed in the processing facilities to stabilize the operation. Improvements include the implementation of a preventive maintenance program and training programs to improve operators’ skill, with the ultimate objective of improving metal recovery and lower operating cost, while maintaining or improving concentrate quality.

1.13.4	Tailings Management

As part of the overall tailings management plan, Bolivar is moving to filtered tailings. Expansion in the immediate area of the currently operating facility will occur as the site moves first to thickened tailings in mid-2017 and to filtered tailings in early 2018. SRK recommends that the site continue its project efforts to complete the installation of the thickener, filter presses, and conveyor. The site must ensure that all required detailed designs are completed and permits are in place for successful operation of the New TSF located to the west of the existing facility. An analysis of utilizing tailings as backfill in the mine should be carried out, and a trade-off study should be completed to determine if the size of the New TSF can be reduced.

1.13.5	Environmental and Permitting

SRK has the following recommendations regarding environment, permitting, and social or community impact at Bolivar:

•	SRK recommends that Dia Bras contract an independent review of the closure cost estimate, with an emphasis on benchmarking against other projects in northern Mexico. This will require a site investigation and the preparation of a more comprehensive and detailed closure and reclamation plan before a closure specialist evaluates the overall closure approach and costs.

•	Based on the 2016 geochemical characterization data, a more robust and comprehensive testing program for the tailings should be undertaken with an emphasis on closure of the existing facilities in such a manner as to not pose a risk to local groundwater resources.”

Cusi Mine, Mexico

The Company owns 100% of the Cusi Mine.

The following is a summary of the Cusi Technical Report dated August 31, 2017 prepared by Qualified Persons Giovanny J. Ortiz (BSc Geology, FAusIMM), Fernando Rodrigues (BS Mining, MBA, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), and Mark Willow (MSc, CEM, SME-RM) of SRK. All tables, figures and sections referred to in this section entitled “Cusi Mine, Mexico” are set forth in the Cusi Technical Report. The full text of the Cusi Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Cusi Technical Report.

“1	Summary

This report was prepared as a National Instrument 43-101 (NI 43-101) Technical Report (Technical Report) on Resources for Sierra Metals, Inc. (Sierra Metals) by SRK Consulting (U.S.), Inc. (SRK) on the Cusi Mine, Mexico (Cusi or The Mine). The purpose of this report is to present the methods and results of the current mineral resource estimate for the Cusi.

1.1	Property Description and Ownership

The Cusi property is held by Sierra Metals, formerly known as Dia Bras Exploration, Inc., through subsidiary companies Dia Bras Mexicana S.A. de C.V. and EXMIN S.A. de C.V. (collectively Dia Bras). It is located within the Abasolo Mineral District in the municipality of Cusihuiriachi, state of Chihuahua, Mexico. The property is 135 kilometers (km) from Chihuahua city by car and consists of 75 mineral concessions (11,815.3 hectares [ha]) wholly owned by Sierra Metals. Included in these concessions are six historic silver-lead (Ag-Pb) producers developed on several vein structures: The San Miguel Mine, La Bamba open pit, La India Mine, Santa Eduwiges Mine, San Marina Mine, and Promontorio Mine, as well as exploration concessions around the historic mine areas.

Sierra Metals holds surface rights to an area of 1,020 ha located generally within the area where Sierra Metals holds mineral concessions. Sierra Metals’ area of surface rights includes the access points to the Promontorio and Santa Eduwiges underground mines that are in operation, as well as surface rights over all resource areas delineated in this report, with the exception of La India.

1.2	Geology and Mineralization

The property lies within a possible caldera that contains a prominent rhyolite body interpreted as a resurgent dome. The rhyolite dome trends northwest-southeast with an exposure of roughly 7 km by 3 km and hosts mineralization. It is bounded (cut) on the east side by strands of the NW-trending Cusi fault and on the west by the Border fault. The Cusi fault is a regional fault that may have controlled the location of the caldera and resurgent dome. Continued movement on the Cusi and related faults cut and brecciated the caldera and dome rocks and provided conduits for mineralizing fluids.

Numerous mineralized veins on the property, typically moderately to steeply dipping to the southeast, southwest, and north, range from less than 0.5 to 2 meters (m) thick, extend 100 to 200 m along strike and up to 400 m down-dip. There are at least seven major mineralized structures within the Cusi area, described below. Historically, small open pits were typically developed at vein intersections. Mineralization mainly occurs in faults, epithermal veins, breccias, and fractures ranging from 1 to 10 m thick.

Low-grade mineralized areas exist adjacent to major structures, showing intense fracturing and are commonly laced with quartz veinlets forming a stockwork mineralized halo around more discrete structures. The country rock in these zones is variably silicified. Pyrite and other sulfide minerals are disseminated in the silicified country rock and are also clustered in the quartz veinlets. A well-developed mineralized stockwork zone is in the Promontorio area, especially proximal to the Cusi fault.

1.3	Status of Exploration, Development and Operations

Cusi is an operating mine, with extensive supporting infrastructure and underground development. In addition to this, there are numerous satellite exploration targets which are the subject of drilling and exploration drifts.

1.4	Mineral Processing and Metallurgical Testing

Cusi’s Malpaso mill is a conventional processing facility that has been long in operation. The performance statistics for the 2015 January to 2016 August period show that Cusi operates at a throughput ranging from 500 tonnes per day (t/d) to 600 t/d, or approximately 17,000 tonnes per month of fresh ore. In 2017, 87,690 tonnes (t) were processed with an average of 7,300 tonnes per month. Lead and zinc head grades are comparable and cover a wide range, with monthly average values for the 2017 period between 0.77% and 1.59% for Lead (Pb) and between 0.57% and 1.72% for Zinc (Zn). Silver (Ag) head grade range between 129 grams per tonne (g/t) to 223 g/t, and gold (Au) head grade range between 0.21 g/t to 0.28 g/t in the same period.

Historically, Cusi produced lead concentrate only, and since 2015 December it is also producing zinc concentrate. Lead concentrate production for the first eight months in 2016 ranged approximately between 300 tonnes per month to 800 tonnes per month with lead grade ranging between 30% and 40%.

Zinc concentrate production for the January to August 2016 period ranged approximately between 100 tonnes per month and 300 tonnes per month with zinc grade ranging from 50% to 55% approximately.

Silver metals is preferably deported to lead concentrate reaching recovery ranging from 70% to 80%. For the period in question, silver grade in lead concentrate is ranging from approximately 3,000 g/t to 7,000 g/t. Average silver recovery for 2016 was approximately 74%. Some improvements in the process plant implemented during the second semester of 2017 increased recoveries of silver of up to 87% and a yearly average of 70.34%.

Silver deportment to zinc concentrate is in the range of 1% to 3% and its grade reaches 300 g/t to 560 g/t, which is within a commercially payable range.

In 2017, the average grades of the Lead concentrate were 4.88 g/t Au, 3,949 g/t Ag, 29.41% Pb and 8.74% Zn.

1.5	Mineral Resource Estimate

Giovanny J. Ortiz, Associate Geologist, SRK Consulting (U.S.), Inc. conducted the update of resource estimation using a combination of software including Leapfrog Geo™, Maptek Vulcan™, and statistical analysis software including Snowden Supervisor™ and X10 Geo™.

The basis for the mineral resource estimate is a digital database featuring details about geology, structure, and mineralization. The updated drillhole and channel assay database was provided to SRK by Dia Bras on November 16, 2017. It features both drilling and channel samples, which are current to August of 2017. The final database contains over 65,000 assays from drilling and over 36,000 from channel sampling. The two data sets have been merged for the purposes of geological modeling, statistical analysis, and estimation.

Three-dimensional wireframe models for the Cusi veins were created by Dia Bras using Leapfrog Geo™ software. SRK reviewed the Leapfrog project files and the solids generated. The geology models are developed on a combination of geology codes and Ag grades, and effectively are built using hangingwall and footwall surfaces derived through selection of these points in the drilling and channel sample database, with subsequent interpolation of the points into 3 dimensional (3D) surfaces and volumes.

SRK considered each vein its own domain for the purposes of statistical analysis and estimation. SRK limited high grade outlier samples by capping the maximum grades for each area, and limiting samples above the cap to the grade of the cap. In order to minimize the variance in the estimation due to inherent variability in grade distributions within domains and provide a more homogenous data set for estimation, SRK used capping of high grades as well as compositing of sample lengths. Capping analysis was done on the raw sample data, evaluating each data set by relevant area. SRK evaluated the sample lengths within the mineralized domains defined by the geological model. The mean sample length within the mineralized domains is 0.68 m, with a maximum sample length of 8.2 m. SRK notes that there are very few samples that would be affected by a compositing length of 1.5 m that would in turn affect the estimation. SRK selected a nominal composite length of 1.5 m, retaining short samples for use in the estimation.

Bulk density of vein material is assigned on the basis of the results of specific gravity samples analyzed by the Servicio Geologico Mexicano (SGM) on behalf of Dia Bras. The average density of the samples is 2.73 grams per cubic centimeter (g/cm3), and this density was flagged into the block model for use in the resource calculations.

Seven block models were built in Maptek Vulcan™ software and are designed to approximate the orientation of the strike for the major structures contained in each model. SRK interpolated grades for Ag, Au, Pb, and Zn using an inverse distance squared and cubed estimation methods. In general, a nested three-pass estimation was used with higher restrictions on sample selection criteria in the initial smaller passes, to less restrictive criteria in the subsequent, larger ellipsoids. The variations in the distribution of samples and the issue of clustering of high grade channel samples is dealt with using an octant restriction on the estimation.

SRK has validated the estimation for each model using a variety of methods considered to be industry standard. These include a visual comparison of the blocks versus the composites, an assessment of the quality of the estimate, and comparative statistics of block vs. composites.

SRK is satisfied that the geological modeling honors the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource estimation. The sampling information was acquired primarily by core drilling and channel sampling from mine development. SRK classified the mineral resources in a manner consistent with CIM Guidelines as Measured, Indicated and Inferred Mineral Resources.

Significant factors affecting the classification include:

•	Lack of historic and consistent Quality Assurance/Quality Control (QA/QC) program;

•	Lack of downhole surveys for most drillholes and measured deviations from planned and actual azimuths;

•	Spacing of drilling compared to observed geologic continuity; and

•	Cusi is a producing mine with a successful operating history dating more than 10 years.

SRK has based this classification both on the continuity observed in well-drilled areas of the Mine, as well as geologic continuity observed from underground exposures of the mineralization, and according to the CIM Definition Standards on Mineral Resources and Mineral Reserves, December 2005.

SRK updated the depleted the block models for previous mining prior to August 31, 2017.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. Costs for mining and processing are taken from data provided by Dia Bras for their current underground mining operation. Costs were broken down as follows; Mining US$29.41/t, Processing US$18.3/t, and General and Administrative (G&A) US$3.74/t. These costs aggregate to US$51.45/t. Assuming a price for Ag of US$18.30/oz, Lead US$0.93/lb, Zinc US$1.15/lb and Gold US$1,283.00/oz, and recoveries of 84% Ag, 57% Au, 86% Pb, 51% Zn, this cost equates to a grade of about 105 g/t silver equivalent (AgEq). SRK has reported the mineral resource for Cusi at this cut-off.

The August 31, 2017, consolidated mineral resource statement for the Cusi area is presented in Table 0-16.

Table 0-16: Cusi Mine Mineral Resource Estimate as of August 31, 2017 – SRK Consulting (U.S.), Inc.

Source	Class	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Tonnes (000's)
Santa Rosa de Lima (SRL)	Measured	268	225	0.13	0.55	0.68	362
Total Measured		268	225	0.13	0.55	0.68	362
Promontorio		241	213	0.08	0.37	0.44	1097
Eduwiges		293	198	0.26	1.35	1.32	928
SRL		296	242	0.32	0.62	0.64	1435
San Nicolas		195	176	0.13	0.21	0.22	414
San Juan	Indicated	208	189	0.13	0.2	0.21	121
Minerva		222	198	0.4	0.09	0.05	57
Candelaria		386	366	0.14	0.17	0.28	46
Durana		224	219	0.06	0.05	0.02	97
Total Indicated		267	217	0.21	0.64	0.66	4,195
Measured+Indicated		267	217	0.21	0.63	0.66	4,557
Promontorio		218	185	0.1	0.35	0.62	308
Eduwiges		229	115	0.09	1.78	1.79	147
SRL		216	158	0.22	0.55	1.04	658
San Nicolas		181	161	0.14	0.21	0.23	340
San Juan	Inferred	200	186	0.04	0.15	0.27	44
Minerva		149	143	0.05	0.08	0.06	5
Candelaria		185	125	0.16	0.62	1.17	128
Durana		124	115	0.01	0.17	0.09	3
Total Inferred		207	158	0.16	0.54	0.84	1,633

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.
(2)	Mineral resources are reported at a single cut-off grade of 105 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$29.41/t), processing costs (US$18.3/t), and general and administrative costs (US$3.74/t).

* Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/lb 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00).

** Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

(3)	The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource calculations for Cusi.

1.6	Mineral Reserve Estimate

SRK did not produce a reserve estimate or review reserves stated by Sierra Metals. Sierra Metals does not consider a release of reserves to be appropriate or of value at this time until sufficient work has been done to better delineate these resource areas and apply all relevant modifying factors.

1.7	Mining Methods

The primary underground mining method employed at Cusi in 2017 is overhand cut and fill with 93% of the production and the remaining 7% by shrinkage stoping.

Despite lacking a prefeasibility or feasibility study in the public market, which discloses mineral reserves, Cusi is, in fact, in operation and producing mineralized material from the underground mine. SRK notes that prefeasibility and feasibility studies are required for statement of reserves, but are not required for a company to initiate production for a property.

In December 2017, the mining operation produced approximately 270 tonnes of ore per day, and 214 tonnes of waste per day. The source of mined material is split evenly between the Promontorio (83%) and Santa Eduwiges (17%) mine areas at this time.

1.8	Recovery Methods

The Cusi concentrator is located in the outskirts of Cuauhtémoc City, approximately 50 km by road from Cusi operations. Dump trucks each hauling approximately 20 t of ore delivered 186,898 t and 87,690 t during the 2016 and 2017 periods respectively.

The Cusi processing facilities include two interconnected process plants, which are the Malpaso Mill purchased from Rio Tinto, and the El Triunfo Mill. Both Mills are conventional ball mill and flotation plants fed from a single crushing circuit. The flotation circuit has the ability to produce lead concentrate and zinc concentrate.

1.9	Infrastructure

The Project has fully developed infrastructure, including access roads, an exploration camp, administrative offices, a processing plant and associated facilities, tailings storage facility, a core logging shed, water storage reservoir and water tanks.

The site has electric power from the Mexican power grid, backup diesel generators and heating from site propane tanks. The overall Project infrastructure is built out and functioning and adequate for the purpose of the planned mine and mill.

1.10	Environmental and Permitting

Based on communications with representatives from Sierra Metals, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources. However, given the pre-regulation vintage of the original tailings storage facilities (piles), the likelihood is high that these facilities are not underlain by low-permeability liners, increasing the risk of a long-term liability of metals leaching and groundwater contamination. Sierra Metals intends to cover these facilities during decommissioning in order to minimize this risk. Dia Bras personnel have commented that drill data near the newer tailings impoundment suggests that the underlying material will have no material permeability issues.

1.11	Capital and Operating Costs

SRK did not conduct a detailed review of costs as a part of this study. Only a high-level review was achieved during this scope of work. Capital is allocated based on a yearly budget, which is approved by the board. Additionally, operating costs are similar to other Mexican mines with the same mining method and mill feed.

1.12	Economic Analysis

SRK did not conduct a detailed review of costs or project economics as a part of this study.

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK is of the opinion that the exploration efforts at Cusi are sufficient for the definition of mineral resources. The primary exploration method at Cusi has been diamond core drilling followed by limited underground development, which has been successful in delineating a system of discrete epithermal veins and related stockwork mineralization associated to areas of interception of veins. The drilling appears to be able to target and identify mineralized structures with reasonable efficacy, and the majority of drilling is oriented in a fashion designed to approximate true thicknesses of the veins. The exploration should be designed to maximize conversion of higher grade Inferred areas with less dense drilling to Measured and Indicated, or extending mineralization away from known areas accessed through channel sampling. Efforts during the last year have been focused on the area of SRL - San Nicolas with infill drilling.

Mine development is also used for exploration, as direct access of the veins along underground drifts is an excellent and efficient way for Cusi to understand the mineralization on a more local basis. More effort should be made to improve underground survey data, channel sampling consistency, and 3D as-built data.

SRK notes that Sierra Metals continues improving the quality of the drilling and information through more complete and thorough survey data (for drilling and underground development), as well as modern QA/QC programs which are delivering reasonable results. This lends additional confidence to recently-defined resources or newly drilled portions of historic areas.

SRK also notes that problems for the internal Malpaso Mill laboratory, identified in this document as well as previous technical reports, appear to continue although some improvements have been implemented in 2017. These are related to significant differences in precision recognized between the values reported for identical samples between Malpaso and third-party laboratories. These issues, combined with historic deficiencies in downhole surveying and QA/QC detract from the confidence in quality of the historic data.

The geologic model has been constructed by Dia Bras geologists, and reviewed by SRK using Leapfrog Geo™ software. Drilling and channel sample data, as well as sectional interpretation was used in development of the 3D geology shapes, defining veins and stockwork zones. These are used as resource domains to constrain and control the interpolation of grade during the estimation.

SRK built individual block models for the main resource areas, which have been rotated and sub-blocked to better fit the geologic contacts in each area. Grades were interpolated from capped and composited sample data using an inverse distance squared and cubed algorithm, with sample selection criteria designed to decluster the channel sample data compared to the drilling. A nested three-pass estimation was used, with decreasing data selection criteria.

SRK is of the opinion that the Mineral Resource Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral resources is sufficient for declaration of Measured, Indicated and Inferred classifications of resources. SRK has classified Measured resources category in the area of SRL, where the recent drilling campaign was carried out implementing an improved QA/QC program, downhole surveys, and channel sampling. In the rest of the areas, none of the resources were classified in the Measured category due to aforementioned uncertainties regarding the data supporting the Mineral Resource Estimate.

These deficiencies (for areas other than the SRL vein) include:

•	The lack of a historic QA/QC program, which has only been supported by a recent resampling and modern QA/QC program for a limited number of holes. This type of program will be required in order to achieve Measured resources which generally are supported by high resolution drilling or mine sampling data that feature consistently implemented and monitored QA/QC.

•	The lack of consistently-implemented down-hole surveys in the historic drilling. Observations from the survey data which has been done to date show significant down-hole deviations that influence the exact position of mineralized intervals. These discrepancies are confirmed by nearby workings that project the mineralized structures in a different position than that defined by the un-surveyed holes.

•	The lack of industry-standard 3D survey as-built data delineating all the mined areas. This has currently been defined using a combination of the existing survey data, as well as simple polygons defining other areas thought to be mined. SRK believes these polygons to be conservative, as it is likely that pillar areas or other partially mined areas exist within the limits of the polygons, but are being excluded by this rudimentary methodology.

SRK has the following recommendations for additional work to be performed at Cusi:

•	Identify areas that are dominantly supported by channel sample data and complete step out drilling. This should be done at a regular spacing of approximately 25 m as was implemented during infill drilling for the SRL structure in 2017.

•	Further to this, SRK notes opportunities where significant areas of veins have very few drillholes, but exhibit very high grades, resulting in local high grade Inferred blocks that could theoretically be converted to Indicated or measured with additional drilling. These should be prioritized.

•	Areas of cross cutting vein intersections could host high grade mineralization shoots that should be studied in detail.

•	Continue the implementation and improvement of the current QA/QC program and include additional controls like coarse blanks, fine and coarse duplicates and second lab checks.

•	Continue the use of commercial standards for QA/QC monitoring taking into the consideration the Ag, Au, Pb and Zn cutoff and average grades of the deposit.

•	Increase the density of drilling in the areas of intercepting veins where mineralization in “stockwork” has been identified. This should be done at a regular spacing of approximately 15 m, due to the irregularity and discontinuity of the mineralization in those areas.

•	The complete core sample preparation process for samples supporting the mineral resource estimation should be done in an ISO-certified laboratory such as ALS Minerals and avoid using Malpaso lab for the crushing process, based on the historic and current performance of certain QA/QC.

•	All analyses supporting a mineral resource estimation should continue to be analyzed by an ISO-certified independent laboratory such as ALS Minerals. The intra-lab performance of check samples shows significant and unexpected deviations between ALS and the internal Dia Bras lab.

•	Continue the downhole surveys via Reflex or other appropriate survey tool. This is currently being implemented at the mine, but has not historically consistently been the case.

•	SRK strongly recommends continuing the practice of consistent use of a total station GPS for surveying of drillhole collars and channel sample locations, as well as mine workings. Discrepancies between the precise locations of these three types of data occur regularly where they are closely spaced and reduces confidence in the data.

•	A 3D mine survey could be accomplished relatively easily and for minimal cost, and could be conducted on a quarterly basis to develop a better measurement of mined material to be used in reconciliation processes.

•	Develop a simple method of reconciling the resource models to production, using stope shapes and grades derived from channel sampling.

1.13.2	Mineral Reserves

Mineral reserves have not been stated in this report although the operation has been in production for many years. The company plans to perform further work to eventually produce an industry best practice reserve statement. The timeline for this work is yet to be defined, but the company has started on many aspects of this work.

SRK recommends the following work program to achieve mineral reserves:

•	Field work to gather geotechnical information;

•	Geotechnical analysis to confirm mining method parameters and safety analysis;

•	Hydrogeological field work and generation of hydrogeological model;

•	Additional drilling to increase resource confidence to Indicated category;

•	Detailed mine design followed by mine schedule and ventilation analysis;

•	Ensure that tailings and future metallurgical assumptions are appropriate for the next level of study; and

•	Economic evaluation with detailed operating and capital costs.”

UPDATED MINERAL RESOURCE AND MINERAL RESERVE INFORMATION

Yauricocha Mine

The Company prepared an updated mineral resource estimate for the Yauricocha Mine (on a consolidated basis) as at December 31, 2017 which is set out in the chart below:

Yauricocha Mine Consolidated Mineral Resource Estimate as of December 31, 2017

	TMS	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Measured	2,807,472	64.35	0.62	1.58	1.08	3.02	5,808.38	55.96	44,358.06	30,320.70	84,785.65
Indicated	10,034,171	59.91	1.52	4.16	1.36	5.36	19,327.33	491.39	417,089.22	136,714.62	537,553.54
Measured + Indicated	10,034,171	59.91	0.62	1.43	0.82	2.69	19,327.33	199.19	143,642.46	82,611.55	270,132.57

	TMS	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Inferred	6,632,000	43.03	0.58	1.19	0.47	2.16	9,174.81	122.91	79,175.30	31,165.20	143,121.90

(1)	Mineral Resources are reported inclusive of ore reserves. Mineral Resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral Resources are reported at unit value cut-off grades (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

* Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable and dependent on mineralization style and orebody type.

(3)	The unit value CoG’s for the Yauricocha Mine are variable and dependent on mining method and process/recovery costs, which vary between US$41 and US$48.

The Company prepared an updated mineral reserve estimate for the Yauricocha Mine (on a consolidated basis) as at December 31, 2017 which is set out in the chart below:

Yauricocha Mine Consolidated Mineral Reserve Estimate as of December 31, 2017

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	1,593	48.04	0.65	1.12	0.88	2.49	2,462	33	17,896	14,003	39,604
Total	Probable	6,964	48.58	0.49	1.25	0.74	2.37	10,875	111	87,060	51,732	165,326
	P+P	8,557	48.48	0.52	1.23	0.77	2.39	13,336	144	104,955	65,734	204,929

(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	Ore reserves are reported at NSR cutoffs (CoG) that range from $56/t to $63/t based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.
*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01), and Zinc (US$/lb 1.25).
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and vary by mineralization style.
***	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation.

The above mineral reserve and resource estimate has been prepared by Americo Zuzunaga MAusIMM CP (Mining Engineer), Vice-President Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. The resource and reserve estimate has been reviewed by Gordon Babcock P.Eng., Chief Operating Officer of the Company, a qualified person for purposes of NI 43-101.

The resource and reserve estimate is based on the Yauricocha Mine consolidated mineral resource and reserve estimate with an effective date of July 31, 2017, as contained in the Yauricocha Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral reserves and resources due to mining depletion as of the effective date of the report to December 31, 2017. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Yauricocha Technical report.

All economic parameters are based on the Yauricocha Technical Report. All risks associated with the Yauricocha mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Yauricocha Technical Report.

Bolivar Mine

The Company prepared an updated mineral resource estimate for the Bolivar Mine (on a consolidated basis) as at December 31, 2017 which is set out in the chart below:

Bolivar Mine Consolidated Mineral Resource Estimate as of December 31, 2017

Resources	Tonnes (000s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Measured	0	0	0	0	0	0	0
Indicated	9,335	18.1	0.3	0.9	5,440	91	83,885
Inferred	9,055	17.9	0.33	0.86	5,200	97	77,830

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver, assays were capped where appropriate.
(2)	Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$13.59/t), processing costs (US$10.00/t), and general and administrative costs (US$3.40/t).
(3)	The metal value cut-off grade for the unmined portions of the Bolivar Mine is US$27 and is US$20 for the remaining vertical pillars in the mined areas. The mineral resources within the remaining vertical pillars comprise less than 1% of the Indicated Mineral Resources. No mineral resources are reported for the remaining crown or sill pillars.

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

The Company prepared an updated mineral reserve estimate for the Bolivar Mine (on a consolidated basis) as at December 31, 2017 which is set out in the chart below:

Bolivar Mine Consolidated Mineral Reserve Estimate as of December 31, 2017

Area	Category	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (koz)	Au (koz)	Cu (t)	Pb (t)	Zn (t)
	Proven	0	0	0	0	0	0	0	0	0	0	0
Total	Probable	4,327	17.5	0.31	0.85	0	0	2,441	44	36,586	0	0
	P+P	4,327	17.5	0.31	0.85	0	0	2,441	44	36,586	0	0

(1)	Ore reserves are reported at NSR cut-offs (CoG) based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of NSR are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

(2)	The NSR CoG is variable by mining method:
•	US$30.50 = Room and Pillar; and
•	US$32.50 = Longhole Stoping.
(3)	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model:
•	Mining recovery applied is 85%.
•	Mining dilution (internal and external), applied with a zero grade, ranges from 12% to 36% and averages 16%. Source: SRK, 2017

The above mineral reserve and resource estimate has been prepared by Americo Zuzunaga MAusIMM CP (Mining Engineer), Vice-President Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. The resource and reserve estimate has been reviewed by Gordon Babcock P.Eng., Chief Operating Officer of the Company, a qualified person for purposes of NI 43-101.

The resource and reserve estimate is based on the Bolivar Mine consolidated mineral resource and reserve estimate with an effective date of February 28, 2017, as contained in the Bolivar Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral reserves and resources due to mining depletion as of the effective date of the report to December 31, 2017. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Bolivar Technical report.

All economic parameters are based on the Bolivar Technical Report. All risks associated with the Bolivar Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Bolivar Technical Report.

Cusi Mine

The Company prepared an updated mineral resource estimate for the Cusi Mine (on a consolidated basis) as at December 31, 2017 which is set out in the chart below:

Cusi Mine Consolidated Mineral Resource Estimate as of December 31, 2017

CLASS	TMS	Ag/g-t	Au/g-t	%Pb	%Zn	Ag (Koz)	Au (Koz)	Pb (t)	Zn (t)
Measured	362,000	225	0.13	0.55	0.68	2,615.07	1.51	6.40	7.91
Indicated	4,154,000	216	0.21	0.64	0.66	29,132.35	28.88	86.09	88.69
Measured + Indicated	4,516,000	158	0.22	0.55	1.04	23,160.45	32.23	80.58	152.37

Inferred	1,633,000	158	0.16	0.54	0.84	8,285.02	8.33	28.61	44.34

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have zinc assays were capped where appropriate.
(2)	Mineral resources are reported at a single cut-off grade of 105 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$29.41/t), processing costs (US$18.3/t), and general and administrative costs (US$3.74/t).
*	Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/lb 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00).
**	Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

The above mineral resource estimate has been prepared by Americo Zuzunaga MAusIMM CP (Mining Engineer), Vice-President Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. The resource estimate has been reviewed by Gordon Babcock P.Eng., Chief Operating Officer of the Company, a qualified person for purposes of NI 43-101.

The resource estimate is based on the Cusi Mine consolidated mineral resource estimate with an effective date of August 31, 2017, as contained in the Cusi Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2017. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the Cusi Technical report.

All economic parameters are based on the Cusi Technical Report. All risks associated with the Cusi Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Cusi Technical Report.

RISK FACTORS

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors. The risks and uncertainties described below as well as the other information contained in this AIF should be carefully considered. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. If any of these events actually occur, Sierra’s business, prospects, financial condition, cash flows and operating results could be materially harmed.

Operating hazards and risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, criminal activity, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on Sierra’s business.

Precious and base metal price fluctuations

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious and base metals. Such prices may fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of precious and base metal producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Mineralized material calculations and life-of-mine plans using significantly lower precious and base metal prices could result in material write-downs of the Company’s investments in mining properties and increased amortization, reclamation and closure charges.

Mining operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Yauricocha Mine and Bolivar Mine, none of the Company’s properties have any ore-bodies with proven or probable reserves.

The economics of developing precious and base metal properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of reserves and resources and metal recoveries

Although the Company’s reported mineral reserves and resources have been prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of precious or base metals will be produced. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Factors such as inherent sample variability, metal price fluctuations, variations in mining and processing parameters, increased production costs, reduced recovery rates and adverse changes in environmental or mining laws and regulations may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time and/or may require a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of reserves and resources

The Yauricocha Mine, Bolivar Mine and Cusi Mine are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

No defined mineral reserves at the Cusi Mine

Although commercial production at the Cusi Mine was declared in January 2013, the decision to put the Cusi Mine into production was not made based on a feasibility study or defined mineral reserves. In addition, the Cusi Mine is still considered to be in the development stage as the majority of its production comes from development rock. The development of a mining operation typically involves large capital expenditures and a high degree of risk and uncertainty. To reduce this risk and uncertainty, issuers typically make a production decision based on a comprehensive feasibility study of established mineral reserves. Historically, projects put into production without a comprehensive feasibility study of established mineral reserves have a much higher risk of economic or technical failure. As the decision to put the Cusi Mine into production was not based on a feasibility study of mineral reserves demonstrating economic and technical viability, the project involves an increased level of uncertainty and an increased risk of economic and/or technical failure. No assurance can be given that the operation of the Cusi Mine will continue to be economic or profitable.

Foreign operations

The Company’s operations are currently conducted through subsidiaries principally in Peru and Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. In addition, some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation of earnings or capital, changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Peru and/or Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Peru and Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government regulation and permitting

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well-trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Risks relating to outstanding borrowings

The Company’s ability to repay its outstanding borrowings depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs, however the Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors including those discussed herein, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

If there is any event of default under any of the Company’s loan facilities, the principal amount of such loans, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on the Company’s cash resources, which could inhibit its ability to further its operating and/or exploration activities.

Title to assets

Although the Company believes that it has exercised commercially reasonable diligence with respect to determining title to properties that it owns, controls or has rights in, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.  If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Environmental factors

All phases of the Company’s operations are subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulations, if any, will not adversely affect its operations. Environmental hazards may exist on properties held by the Company that are unknown to it and that have been caused by previous or existing owners or operators of the Company’s properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Although the Company is not currently aware of any threatened or pending legal proceedings other than as disclosed in the Company’s financial statements, there is no guarantee that the Company will not become subject to additional proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Insurance risks

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive risks

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Volatility in the price of the common shares

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. In addition, because of the nature of the Company’s business, certain factors such as public announcements and the public’s reaction, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of precious and base metals, government regulations, changes in earnings estimates or recommendations by research analysts who track Sierra’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of its securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Sierra’s securities, including the price of the Common Shares, regardless of the Company’s results. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global financial risks

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential conflicts of interest

Certain of the Company’s directors and officers serve, or may serve in the future, as officers and directors for other companies engaged in natural resource exploration, development and/or production. Consequently, there is a possibility that the Company’s directors and/or officers may be in a position of conflict in the future.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The CBCA requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Controlling group of shareholders

Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P., Arias Resource Capital Fund II (Mexico) L.P. and Arias Resource Capital Management LP collectively own a significant number of Common Shares. This significant concentration of ownership may adversely affect the trading price for the Common Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. This concentration of ownership could limit investors’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving the Company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the Company's other shareholders.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. Under SEC rules, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards “as in-place tonnage and grade” without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Potential dilution of present and prospective shareholdings

The exercise of stock options and restricted share units issued by the Company and the issuance of other additional equity securities in the future could result in dilution in the value of the Company’s Common Shares and the voting power represented by such shares. Furthermore, to the extent holders of the Company’s stock options or other securities exercise their securities and then sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market.

Currency Risks

The Company's operations in Mexico and Peru are subject to foreign currency exchange fluctuations. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration and operating costs of the Company are denominated in United States dollars, Peruvian Nuevo Soles, and Mexican pesos. In addition, the Company’s sales of silver, copper, lead and zinc are denominated in United States dollars. The United States dollar is the functional currency of the Peruvian entities and the Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable that are subject to currency risk. As a result, the Company’s financial performance may be significantly impacted by changes in foreign exchange rates.

Risks relating to cyclical business

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of metals and minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes and events could materially affect the financial performance of the Company.

Liquidity risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company’s budgets and forecasts are based on estimates of commodity prices, future production, operating costs and capital costs. The Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's ability to meet its financial obligations as they come due.

The Company ensures that it has sufficient committed credit facilities to meet its short-term operating needs. There can be no guarantee that the Company will be successful in in obtaining these credit facilities on acceptable terms, or at all. If additional financing is not available, the Company may have to postpone its capital expenditures and exploration programs, which could materially impact the long term financial performance of the Company.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Credit risks

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, other receivables and financial assets.

The Company is subject to credit risk through its significant Mexican value-added-tax (“VAT”) receivable that is collectible from the government of Mexico. The VAT receivable balance as at December 31, 2017 was $5.7 million (December 31, 2016 - $3.8 million).

Dividends

The Company did not pay dividends in 2011 or 2012. On February 12, 2013, the Company announced the adoption of a policy to declare and pay cash dividends on a quarterly basis. For the year 2013, the Company’s intention was to pay cash dividends in the amount of approximately C$10 million. In-line with this intention the Company distributed a total of approximately C$10 million (or C$0.064 per Common Share) in cash or Common Shares to shareholders in respect of the 2013 fiscal year.

On March 26, 2014 the Company announced its quarterly cash dividend for the period ending March 31, 2014 of approximately CAD$750,000, or CAD$0.005 per Common Share, payable on April 30, 2014 to the holders of the issued and outstanding Common Shares as of the close of business on April 10, 2014.

The Company did not pay any dividends during 2015, 2016 or 2017.

The amount of future dividends to be declared, if any, shall be considered by the Board on a quarterly basis and will depend on the Company's overall cash and operating position at the relevant time.

Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date hereof, the Company has 163,029,548 issued and outstanding Common Shares.

Each Common Share carries one vote at all meetings of shareholders, is entitled to receive dividends as and when declared by the Board, and is entitled to participation in in the remaining property and assets of the Company upon dissolution or winding-up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Market for Securities

The Company’s Common Shares are currently listed for trading on the TSX and the Lima Stock Exchange under the symbol SMT. The Common Shares have been listed for trading on the NYSE American since July 7, 2017, under the symbol SMTS.

Trading Prices and Volumes

The following table provides a summary of the high and low prices and volumes for the Common Shares as traded on the TSX for the twelve-month period ending December 31, 2017.

Period	High (C$)	Low (C$)	Volume
January 2017	2.51	1.95	547,839
February 2017	3.10	2.56	869,455
March 2017	3.67	3.40	923,014
April 2017	3.68	2.90	775,320
May 2017	3.50	3.11	265,972
June 2017	3.63	3.11	1,227,962
July 2017	3.53	3.00	140,964
August 2017	3.36	3.02	489,167
September 2017	3.65	2.90	596,582
October 2017	3.28	3.05	227,752
November 2017	3.47	3.04	100,297
December 2017	3.05	2.75	922,215

Escrowed Securities

To the Company’s knowledge, as at December 31, 2017, no securities of the Company were held in escrow or were subject to contractual restriction on transfer.

Directors and Officers

As of the date of this AIF, Sierra Metals has a board consisting of seven directors. Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the consenting documents of the Company or the provisions of the Canada Business Corporations Act.

The following table sets forth the names, residency and office of each director and executive officers of the Company as at the date hereof:

Name, Position with the Company, Province or State and Country of Residence	Principal Occupation for the past five years	Director/Officer of the Company since
IGOR GONZALES (4)(6) President, Chief Executive Officer and Director Lima, Peru	-May 2017 to present: President and CEO of the Company -November 2014 to May 2017: COO at CIA Minas Buenaventura -April 2011 to June 2013: COO at Barrick Gold Corp.	-President & CEO since May 1, 2017 -Director since September 19, 2013
J. ALBERTO ARIAS (2)(4)(5)(6) Chairman of the Board and Director New York, USA	President and CEO, Arias Resource Capital Management LP	November 26, 2008
PHILIP RENAUD (1)(2)(3)(5) Director London, United Kingdom	Managing Director, LB Advisors	October 1, 2003
DOUGLAS F. CATER (1)(3)(4) Director Ontario, Canada	-January 2016 to present: VP Exploration (Canada), Kirkland Lake Gold Inc. -June 2012 to January 2016: VP Exploration, St. Andrew Goldfields Inc.	June 10, 2009
STEVEN G. DEAN (2)(3)(5) Director British Columbia, Canada	Independent Businessman	October 4, 2011
DIONISIO ROMERO PAOLETTI Director Lima, Peru	Corporate Director and Chairman of various public companies	November 16, 2015
JOSE VIZQUERRA BENAVIDES (1) Director Ontario, Canada

-June 2016 to present: Executive VP of Strategic Development at Osisko Mining Inc.

-July 2015 to June 2016: COO and Senior VP Corporate Development at Osisko Mining Inc.

-April 2014 to July 2015: President and CEO of Oban Mining Corporation

-July 2011 to April 2014: President and CEO of Braeval Mining and Oban Exploration

November 9, 2017

Name, Position with the Company, Province or State and Country of Residence	Principal Occupation for the past five years	Director/Officer of the Company since
ED GUIMARAES Chief Financial Officer Ontario, Canada	-November 2014 to present: CFO of the Company -2012 to November 2014: Independent Advisor/Business Consultant in the Mining Industry, and Corporate Director of various public companies	November 17, 2014
GORDON BABCOCK Chief Operating Officer Lima, Peru	-July 2015 to present: COO of the Company -January 2013 to June 2014: COO of Jaguar Mining Inc.	July 13, 2015
ALONSO LUJAN Vice President, Exploration Chihuahua, Mexico	-September 2016 to present: VP Exploration of the Company -January 2016 to September 2016: Independent Consultant -September 2011 to December 2015: General Manager, Trafigura Mining Group (MATSA)	September 14, 2016
MICHAEL MCALLISTER Vice President, Corporate Development Ontario, Canada

-July 2016 to present: VP Corporate Development of the Company

-April 2015 to July 2016: Director Corporate Development of the Company

-Jan 2015 to April 2015: Senior Account Executive, TMX Equicom

-June 2010 to Jan 2015: Manager, Investor Relations for various companies within Forbes and Manhattan Merchant Bank

July 15, 2016
ANDREW DUNLOP Corporate Controller Ontario, Canada	-January 2015 to present: Corporate Controller of the Company -May 2011 to January 2015: Corporate Controller, Scorpio Mining	January 19, 2015
JILL NEFF Corporate Secretary British Columbia, Canada

April 2013 to present: Corporate Secretary of the Company

February 2013 to April 2013: Assistant Corporate Secretary of the Company

September 2009 to February 2013: Corporate Secretary of TTM Resources Inc. and WPC Resources Inc.

April 25, 2013

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Nomination Committee
(5)	Member of the Corporate Strategy Committee
(6)	Member of the Health, Safety, Environmental & Technical Committee

As at December 31, 2017, the directors and executive officers of the Company as a group beneficially owned, directly and indirectly, or exercised control over, an aggregate of 89,598,703 Common Shares of the Company representing approximately 55.0% of the outstanding shares of the Company as at December 31, 2017. This includes an aggregate of 84,421,613 Common Shares owned by Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P., Arias Resource Capital Fund II (Mexico) L.P. (collectively, the “ARC Funds”) and Arias Resource Capital Management LP (the “Manager”). The ARC Funds are managed by Arias Resource Capital Management LP. The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the Common Shares beneficially owned by the ARC Funds. Alberto Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls the Manager. As such, Mr. Arias may be deemed to share voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds and the Manager, but he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein.

Board Advisers and Observers

On December 21, 2017, the Company announced the appointment of Mr. Alberto Beeck as an adviser to the Board and the appointment of Mr. Alejandro Perellón as an observer to the Board.

Mr. Beeck is an investor and entrepreneur who combines his time between different businesses and social impact activities in the education sector. He is Managing Partner of Cranley Investments Holdings, Managing Partner of VH Properties, and Chairman of Lumni (a company that invests in human capital) and of Sin Limites (a company that promotes the work of social leaders through media).

Pursuant to a adviser agreement dated December 20, 2017 (the “Adviser Agreement”), Mr. Beeck was appointed as an adviser to the Board to provide such advice and direction requested by the Board in the performance of its duties and as may be within the expertise of Mr. Beeck. Under the Adviser Agreement, Mr. Beeck has the right to attend all meetings the Board strictly in a non-voting, advisory capacity but is not to take an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board.

Mr. Perellón is a Vice President of the Manager.

Pursuant to an observer agreement dated December 20, 2017 (the “Observer Agreement”), Mr. Perellón was appointed as a Board observer entitled to attend all meetings of the Board of directors strictly in a non-voting, observer capacity. Under the Observer Agreement, Mr. Perellón is not to take an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed hereunder, to the knowledge of the Company, none of its directors or executive officers is, or within the last ten years has been a director, chief executive officer or chief financial officer of (a) any issuer that, while that person was acting in that capacity, or (b) any issuer that, after that person ceased to be a director, chief executive officer or chief financial officer of such issuer, but in respect of an event that occurred while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order, or an order that denied such issuer access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or

(ii)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

From March 28, 2013 until January 21, 2014, J. Alberto Arias served as a director on the board of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Canadian Bankruptcy and Insolvency Act.

Philip Renaud was a director of Diagem Inc. (“Diagem”) which is subject to a cease trading order resulting from Diagem’s failure to meet regulatory requirements as a result of insolvency.

In May 2009 and in May 2011, a Management Cease Trade Order applicable to the directors and officers of the Company and related companies was issued for late filing of the financial statements.

To the knowledge of the Company, none of its directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Company, none of its directors or executive officers has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company confirms that there are currently no existing material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.  Other than with respect to (i) the involvement of certain directors of the Company in other mining companies, and (ii) the significant holding of the ARC Funds and Arias Resource Capital Management LP in the Company for which Alberto Arias may be deemed to share voting and dispositive power with respect to the Company securities beneficially owned by the ARC Funds and Arias Resource Capital Management LP, there are no potential material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.

AUDIT COMMITTEE INFORMATION

The Board has established an audit committee (the “Audit Committee”) comprised of Douglas F. Cater, Philip Renaud and Jose Vizquerra Benavides. All of the members of the Audit Committee are independent, non-executive directors of the Company. All members of the Audit Committee meet the independence and financial literacy requirements of National Instrument 52-110 - Audit Committees.

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibility in overseeing the accounting and financial reporting processes of the Company, audits of the financial statements of the Company, and the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company for the purpose of preparing or issuing an audit report or related work. This charter is reviewed and assessed at least annually or otherwise, deemed appropriate, by the Board with the assistance of the Corporate Governance, Nominating and Audit Committees. A copy of this charter is attached hereto as Appendix “A”.

Douglas F. Cater

Douglas Cater is a graduate of the University of Waterloo and is a Professional Geologist with 30 years of experience in the exploration and mining of precious metals including the analysis of budgets and project management of mining projects. Mr. Cater was recently appointed Vice-President, Exploration of Kirkland Lake Gold Inc., and was formerly Vice President Exploration of St. Andrews Goldfields Ltd. (2012 – 2015). Since June of 2009, he has also been the Project Manager for Sabina Gold & Silver Corporation, a mineral exploration and development corporation. He was the Exploration Manager for Dundee Precious Metals Inc., a Toronto-based mining and exploration Company, from August 2005 to June 2009. Mr. Cater’s experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

Philip Renaud

Mr. Renaud is the Managing Director of LB Advisors, a European investment advisory firm involved in private financings. Mr. Renaud graduated from Franklin College of Switzerland with a Bachelor of Arts in international financial management. Prior to his involvement with Church Advisors, Mr. Renaud was a founding partner of Change Capital Partners, a European private equity fund. He is also Chairman of Diagnos Inc. and Kane Biotech Inc., both Canadian, publicly-traded companies.

Jose Vizquerra Benavides

Mr. Vizquerra Benavides is the Executive Vice President of Strategic Development and a Director at Osisko Mining Inc. Previously, Mr. Vizquerra Benavides served as the President & CEO of Oban Mining Corp. ("Oban"), where he led the successful change of business strategy that resulted in Oban's acquisition of Corona Gold, Eagle Hill Exploration Corp. and Ryan Gold to form what is now Osisko Mining. Mr. Vizquerra Benavides previously worked as Head of Business Development for Compania de Minas Buenaventura, prior to which he worked as a production and exploration geologist at the Red Lake gold mine. He is currently a board member of Alio Gold Inc. Mr. Vizquerra Benavides holds a M.Sc. from Queens University in MINEX, and is a Qualified Person (AIGP).

External Auditor Fees

PricewaterhouseCoopers LLP (“PwC”) was appointed as auditors of the Company on July 11, 2012. For the fiscal years ended December 31, 2017 and December 31, 2016, the fees billed by PwC are summarized below for each category:

Service	Fees Incurred 2017		Fees Incurred 2016
Audit Fees		$395,668		$310,000
Audit-Related Fees (1)		$208,712		$80,000
Tax Fees	$	nil	$	nil
All Other Fees	$	nil	$	nil
Total Fees Paid		$604,390		$390,000

(1)          For the year ended December 31, 2017, “Audit-Related Fees” noted above included $127,320, $57,589 and $23,803 for services related to: (i) the Company’s prospectus, audit and review of Cautivo Mining Inc., (ii) the ATM Financing, and (iii) the US listing prospectus, respectively. For the year ended December 31, 2016, “Audit-Related Fees” noted above included $80,000 for services related to the Company's prospectus, audit and review of Cautivo Mining Inc.

The fees set forth in the table above cover the following services provided to us by PwC:

“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported in the preceding paragraphs.

Legal Proceedings and Regulatory Actions

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future. These may result in a significant impact on the Company’s financial condition, cash flow and results of operations.

The claims associated with the Company’s Mexican operations are discussed in detail below:

In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, (the “Federal Court”) issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company continues to believe that the original claim is without merit and will continue to vigorously defend this claim.

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Service Inc. located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

Material Contracts

There are no contracts, other than those disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed year ended December 31, 2017 or before the most recently completed financial year, that are still in effect as of the date of this AIF.

INTEREST OF EXPERTS

The Qualified Persons responsible for the Yauricocha Technical Report are Matthew Hastings (MSc Geology, MAusIMM), Shannon L. Rheaume (BASc Mining and Mineral Processing, PEng), Jeff Osborn (BEng Mining, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM) and John Tinucci (PhD, PE) of SRK.

The Qualified Persons responsible for the Bolivar Technical Report are Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), John Tinucci (PhD, PE) and Mark Willow (MSc, CEM, SME-RM) of SRK.

The Qualified Persons responsible for the Cusi Technical Report are Giovanny J. Ortiz (BSc Geology, FAusIMM), Fernando Rodrigues (BS Mining, MBA, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), and Mark Willow (MSc, CEM, SME-RM) of SRK.

To the knowledge of the Company, each of the Qualified Persons listed above hold less than 1% of the outstanding Common Shares of the Company, at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained in this AIF and either did not receive any or received less than a 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

Americo Zuzunaga MAusIMM CP (Mining Engineer), the Vice-President Planning of the Company, is named in this AIF as having prepared the Yauricocha Mine consolidated mineral reserve and resource estimate as at December 31, 2017, the Bolivar Mine consolidated mineral reserve and resource estimate as at December 31, 2017, and the Cusi Mine consolidated mineral resource estimate as at December 31, 2017, under the heading “Updated Mineral Resource and Mineral Reserve Information”. As of the date hereof, Americo Zuzunaga does not hold any securities of the Company.

Gordon Babcock (P. Eng.), the Chief Operating Officer of the Company, is named in this AIF as having reviewed the Yauricocha Mine consolidated mineral reserve and resource estimate as at December 31, 2017, the Bolivar Mine consolidated mineral reserve and resource estimate as at December 31, 2017, and the Cusi Mine mineral resource estimate as at December 31, 2017, under the heading “Updated Mineral Resource and Mineral Reserve Information”. As of the date hereof, Gordon Babcock holds 62,294 Common Shares and 234,074 restricted share units of the Company.

PwC are the auditors of the Company who have prepared the auditor’s report in respect of the annual financial statement for the fiscal year ended December 31, 2017. PwC has confirmed that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct. To the Company’s knowledge, PwC has no registered or beneficial interest, direct or indirect, in any securities or other property of the Company.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. Information regarding directors’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if any, is contained in the Company’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative Financial Statements and Management Discussion & Analysis for its most recently completed year.

APPENDIX “A”

Sierra Metals INC.

AUDIT COMMITTEE CHARTER

I	PURPOSE

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sierra Metals Inc. (the “Corporation”). The primary function of the Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Committee. The Committee’s primary duties and responsibilities are:

•	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;

•	recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and

•	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II	COMPOSITION

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the British Columbia Securities Commission) and any exchanges upon which the Corporation's securities are listed (including, but not limited to, the Toronto Stock Exchange) are satisfied.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall remain on the Committee until the next annual organizational meeting of the Board or until their successors have been duly elected or appointed. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III	DUTIES AND RESPONSIBILITIES

1.	The Committee shall:

(a)	review and recommend to the Board for approval the annual audited consolidated financial statements of the Corporation;

(b)	review with financial management and external auditors the Corporation’s financial statements, MD&A and earnings releases prior to filing the same with regulatory bodies such as securities commissions and/or prior to their release;

(c)	review document referencing, containing or incorporating by reference the annual audited consolidated financial statements or non-audited interim financial statements (e.g. prospectuses and/or press releases containing financial results) prior to their release; and

(d)	make changes or additions to security policies of the Corporation and report, from time to time, to the Board on the appropriateness of the policy guidelines in place to administer the Corporation’s security programs.

2.	The Committee, in fulfilling its mandate, shall:

(a)	ensure to its satisfaction that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer of the Corporation to certify financial statements and other disclosure documents as required under securities laws;

(b)	ensure to its satisfaction that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of those procedures;

(c)	recommend to the Board the selection of the external auditors, consider their independence and effectiveness, and approve the fees and other compensation to be paid to the external auditors;

(d)	monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors, and discussing and resolving any material differences of opinion or disagreements between management and the external auditors;

(e)	review the performance of the external auditors and approve any proposed discharge and replacement of the external auditors when circumstances warrant. Consider, with management, the rationale for employing accounting/auditing firms other than the principal external auditors;

(f)	periodically consult with the external auditors out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

(g)	arrange for the external auditors to be available to the Committee and the Board as needed. Ensure that the external auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible;

(h)	review and approve the Corporation’s hiring policies regarding employees or former employees of the current and former external auditors;

(i)	review the scope of the external audit, including the fees involved;

(j)	review the external auditors’ report on the annual audited consolidated financial statements;

(k)	review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue;

(l)	review major positive and negative observations of the external auditors during the course of the audit;

(m)	review with management and the external auditors the Corporation’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results;

(n)	review emerging accounting issues and their potential impact on the Corporation’s financial reporting;

(o)	review and approve requests for any management consulting engagement to be performed by the external auditors and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees;

(p)	review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material impact upon the financial position or operating results of the Corporation, and whether these matters have been appropriately disclosed in the financial statements;

(q)	review the conclusions reached in the evaluation of management’s internal control systems by the external auditors, and management’s responses to any identified weaknesses;

(r)	review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements;

(s)	review with management their approach with respect to business ethics and corporate conduct;

(t)	review annually the legal and regulatory requirements that, if breached, could have a significant impact on the Corporation’s published financial reports or reputation;

(u)	receive periodic reports on the nature and extent of compliance with security policies. The nature and extent of non-compliance together with the reasons therefore, with the plan and timetable to correct such non-compliance will be reported to the Board, if material;

(v)	review with management the accuracy and timeliness of filing with regulatory authorities;

(w)	review periodically the business continuity plans for the Corporation;

(x)	review annually general insurance coverage of the Corporation to ensure adequate protection of major corporate assets including, but not limited to, D&O (Directors and Officers) and “Key Person” coverage;

(y)	perform such other duties as required by the Corporation’s incorporating statute and applicable securities legislation and policies; and

(z)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or audit matters.

3.	The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.

4.	On an annual basis, the Committee will review the Audit Committee Charter and, where appropriate, recommend changes to the Board.

IV	SECRETARY

The Secretary of the Committee will be appointed by the Chair of the Committee.

V	MEETINGS

1.	The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2.	Meetings may be conducted with members present in person, by telephone or by video conference.

3.	A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.

4.	Notice must be given to each Committee member not less than 48 hours before the time when a meeting is to be held. The notice period may be waived by a quorum of the Committee.

5.	The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Corporation will receive notice of every meeting of the Committee.

6.	The Board shall be kept informed of the Committee’s activities by a report, including copies of minutes, at the next Board meeting following each Committee meeting.

VI	QUORUM

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee.